Exhibit 99.1

QUARTERLY REPORT as of September 30, 2016:

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the period ended September 30, 2016

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended September 30, 2016:

1.	The Company and its Operations

1.1.	Introduction

The Company, through its public and private investees1 (collectively: the “Group”), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing on urban growth markets. Furthermore, the Group continues to explore and realize business opportunities by acquiring shopping centers and/or companies that operate within its core business (including with partners), both in regions where it currently operates and also in new regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE” or the “TA Stock Exchange”), on the New York Stock Exchange (“NYSE”), and on the Toronto Stock Exchange (“TSX”), all under the ticker symbol “GZT”.

The Group’s strategy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of its properties. Moreover, the Group actively focuses on urban growth markets, in which it acquires dominant properties that the Group’s assesses will provide long-term growth opportunities. At the same time, the Group is working on selling properties that are not core properties and that have limited growth potential.

In addition, as part of its strategy, the Company examines alternatives for enlarging the private real estate component of its activity (operations that are not owned through public companies), which, in the opinion of Company management, is expected to grow the cash inflows received directly by the Company and is also likely to improve the Company’s costs structure by creating cost efficiencies and economies of scale. Moreover, it is the Company’s belief that increasing the number of properties that it directly owns is likely to strengthen its financial ratios, which, in turn, should improve the Company’s financial strength, leading to an upgrade in its debt rating and, consequently, to a reduction in its borrowing costs. Company management believes that the implementation of this policy will increase the return for shareholders.

1.2.	Group Properties

As of September 30, 2016 (the “Reporting Date”), the Group owns and manages 427 properties, as follows:

●	419 shopping centers of various sizes, including 5 shopping centers under development

●	8 other properties

The above properties have a gross leasable area (“GLA”) of 6.5 million square meters and are presented in the Company’s books at their fair value of NIS 76.9 billion and generate gross annual rental income (based on the properties owned and based on currency exchange rates as of September 30, 2016) of NIS 6.0 billion. Assuming consolidation of jointly controlled companies that are presented according to the equity method and the full inclusion of the value of the properties managed by the Group, the properties have a value of NIS 83.2 billion and generate annual rental income of NIS 6.4 billion.

1 Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

In the United States, the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on the NYSE. EQY is a REIT for U.S. tax purposes. As of September 30, 2016, the Company owns 34.3% of EQY’s share capital. EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, in the northeastern United States, mainly in the area of New York State, Massachusetts and in Washington DC, and on the West Coast of the United States, mainly in California. EQY owns1 123 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.5 million square meters.

On November 15, 2016, EQY announced that it had entered into a merger agreement with Regency Centers Corporation (“REG”), a Real Estate Investment Trust (REIT), whose securities are listed on the NYSE. EQY will be merged with and into REG, resulting in REG being the surviving company. Upon consummation of the merger, EQY’s shareholders (including the Company) will receive, in place of the EQY shares that they own, REG shares in an exchange ratio of 0.45 REG shares for every EQY share, which reflects a premium of 13.7% for the holders of EQY shares above EQY’s market value at the signing date. After consummation of the transaction, the Company will hold 13.2% of the merged company and will be REG’s largest shareholder. With the consummation of the merger transaction, the Company will discontinue consolidating EQY in its financial statements and is expected to recognize a gain (net of the tax effect) of approximately NIS 1 billion (approximately NIS 5 per share). Following the closing of the transaction and based on REG's and EQY’s 2016 published guidance (as of Q3 2016), the Company’s economic share of FFO in the merged company will increase by NIS 23 million or 0.12 NIS per share (including the Company’s NIS 6 million headquarters cost savings); the expected increase of FFO is not inclusive of any potential benefit as a result of the merger. The REG shares that will be held by the Company following the merger will be presented in its financial statements as a financial asset. For further details regarding the aforesaid merger, refer to Note 5a to the financial statements.

In Canada, the Company operates through First Capital Realty Inc. (“FCR”), a public company listed on the TSX. As of September 30, 2016, the Company owns 36.5% of FCR’s share capital. FCR’s properties are located primarily in the provinces of Quebec, Ontario, Alberta and British Columbia. FCR owns 156 income-producing properties, primarily supermarket-anchored shopping centers with a total GLA of 2.3 million square meters, and 3 shopping centers under development.

In Brazil, the Company operates in the shopping centers sector, primarily in Sao Paulo, through subsidiaries (“Gazit Brazil”) (100%). As of September 30, 2016, Gazit Brazil owns 6 shopping centers with a total GLA of 91 thousand square meters, one shopping center under development and plots of land.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of September 30, 2016, the Company owns 43.5% of CTY’s share capital. CTY operates in Finland, Norway, Sweden, Estonia and Denmark and owns1 58 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.3 million square meters, as well as a shopping center under development.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”), public company that is listed on the Vienna Stock Exchange, Austria and on the NYSE Euronext Stock Exchange, Amsterdam. As of September 30, 2016, the Company owns 57.5% of ATR’s share capital. ATR operates primarily in Poland, the Czech Republic, Slovakia and Russia and It owns1 62 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 1.1 million square meters, and land for future development.

In addition, the Company also operates in Germany in the shopping centers sector, through subsidiaries (“Gazit Germany”) (100%). As of September 30, 2016, Gazit Germany owns 3 shopping centers, with a total GLA of 48 thousand square meters.

In Israel, the Company operates through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) (84.7%), which is engaged in the acquisition, development and management of shopping centers, and owns 11 income-producing properties, primarily supermarket-anchored shopping centers in Israel, with a total GLA of 127 thousand square meters, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia through subsidiaries (“Gazit Development (Bulgaria)”),

1 Includes jointly controlled properties.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

where they own a shopping center with a GLA of 7 thousand square meters and land for future development. For details regarding an agreement for the acquisition ofthe interest in Gazit Development owned by Mr. Ronen Ashkenazi (who owns the remaing shares of Gazit Development) refer to Note 3c3 to the financial statements.

In addition, until January 2016, Gazit Development also owned, through subsidiaries, 84.9% of the share capital of Amos Luzon Development and Energy Group Ltd. (formerly – U. Dori Group Ltd.) (“Luzon Group”), a public company listed on the TA Stock Exchange. Luzon Group mainly operates in the development and construction sector, primarily of residential projects in Israel and in Central and Eastern Europe, both as developer and as operating contractor (including through an interest in the share capital of U. Dori Construction Ltd. ("Dori Construction"). For details regarding the sale of all the shares in Luzon Group owned by Gazit Development, in January 2016, refer to Note 3d to the financial statements. As a result of the sale, from the first quarter of 2016, the Company has discontinued consolidating the activities of Luzon Group in its financial statements.

The regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including updated presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s internet website – www.gazit-globe.com and the internet websites of the Group’s public companies:

www.equityone.com

www.firstcapitalrealty.ca

www.citycon.com

www.aere.com

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.3.	Effect of the Macro-Economic Environment on the Group's Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates at properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

Moreover, the state of the financial markets, the interest environment, the prices of the Group companies’ shares and the accessibility to the capital markets all have an impact on the level of the Company’s liquidity, its ability to meet its commitments, its capacity to make new investments and the financial stability of the Group. In addition, the macro-economic environment, the condition of the financial markets and the interest rate have an effect on the values of the Group's properties.

Economic crises, a downturn in private consumption and volatility in the financial markets could have an adverse effect on the Group’s ongoing activities, its funding options and its ability to raise equity and debt.

As of September 30, 2016, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company assesses that it will be able to continue financing its current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved revolving credit facilities.

The Company’s assessments regarding the impact of the aforementioned events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control; they therefore constitute forward-looking statements.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.4.	Highlights – Third quarter of 2016 (the "Quarter”)

(NIS in millions, other than per share data)	For the 3 months ended September 30,
	2016	2015	Change
Rental income	1,512	1,547	(2.3%)
NOI (*)	1,061	1,066	(0.5%)
Proportionately consolidated NOI (**)	485	511	(5.1%)
FFO (***)	144	158	(8.9%)
Diluted FFO per share (NIS) (***)	0.74	0.89	(17%)
Number of shares used in calculating the diluted FFO per share (in thousands)	195,567	178,549	10%
Acquisition, construction and development of investment property (****)	1,039	6,845 [1]	-
Disposal of investment property (****)	133	596	-
Fair value gain from investment property and investment property under development, net	291	-	-
Net earnings (loss) for equity holders of the Company	381	(92)	-
Diluted net earnings (loss) per share (NIS)	1.98	(0.52)	-
Cash flows from operating activities	564	673	-

(NIS in millions, other than per share data)	September 30, 2016	December 31, 2015
Net debt to total assets	50.7%	51.3%	-
Equity attributable to equity holders of the Company	7,837	7,512	-
Equity per share attributable to equity holders of the Company (NIS)	40.1	38.4	-
Net asset value per share (EPRA NAV) (NIS) (*****)	54.5	52.9	-
EPRA NNNAV per share (NIS) (*****)	40.0	38.8	-

(*)	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.
(**)	For the Company’s proportionate share in the NOI of Group companies, in accordance with its interest in the equity of each of the Group companies, refer to section 2.3 below.
(***)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(****)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.
(*****)	Refer to section 2.4 below.

●	As of September 30, 2016, the Company and its subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to NIS 11.3 billion (NIS 2.4 billion in the Company and wholly-owned subsidiaries).

●	During the Quarter, Group companies issued debentures in a total amount of NIS 2.3 billion.

●	During the Quarter, Group companies issued equity in a total amount of NIS 0.8 billion.

●	As a result of changes in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel, the equity attributable to equity holders of the Company decreased in the Quarter by NIS 238 million (net of the effect of cross-currency swap transactions).

[1]	Includes acquisition of properties in Norway in an amount of NIS 6,003 million.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.5.	Highlights- First nine months of 2016 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 9 months ended September 30,
	2016	2015		Change
Rental income	4,574	4,588		(0.3%)
NOI	3,187	3,137		1.6%
FFO (*)	421	481		(12%)
Diluted FFO per share (NIS) (*)	2.15	2.69		(20%)
Number of shares used in calculating the diluted FFO per share (in thousands)	195,567	178,579		9.5%

Acquisition, construction and development of investment property (**)	3,161	8,554	[1]	-
Disposal of investment property (**)	1,363	982		-
Fair value gain from investment property and investment property under development, net	1,112	480		-
Net earnings attributable to equity holders of the Company	200	414		-
Diluted net earnings per share (NIS)	0.94	2.30		-
Cash flows from operating activities	1,167	1,170		-

(*)	The FFO is presented according to the management approach and in accordance with the EPRA guidance. For the FFO calculation, refer to section 2.2 below.
(**)	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

●	During the Reporting Period, Group companies issued debentures in a total amount of NIS 3.1 billion.

●	During the Reporting Period, Group companies issued equity in a total amount of NIS 1.3 billion.

1 Includes acquisition of properties in Norway in an amount of NIS 6,003 million.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.6.	The Company’s Major Holdings are Shown Below (Ownership Structure and Interests are as of September 30, 2016):

1 For details regarding EQY having entered into a merger agreement with REG, refer to Note 5a to the financial statements.

2 For details regarding an agreement for the acquisition of Mr. Ronen Ashkenazi's interest in Gazit Development, refer to Note 3c3 to the financial statements.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

1.7.	Breakdown of Net Operating Income ("NOI"), According to the Company’s Operating Regions[1]:

Q3 2016	Q3 2015

1 As to the Company’s share (“by proportionate consolidation”), refer to section 2.3 below.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.	Additional Information Concerning the Company’s Assets and Liabilities

2.1.	Summary of the Company's holdings as of September 30, 2016:

Name of company	Type of security/ property	Amount (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of 30.9.2016 (NIS in millions)
EQY[1]	Shares (NYSE)	49.6	34.3	3,520	5,709
FCR	Shares (TSX)	88.6	36.5	4,342	5,563
CTY	Shares (OMX)	387.1	43.5	4,229	3,687
ATR	Shares (VSX, Euronext)	216.5	57.5	4,640	3,613
Europe	Income-producing property	-	-	422	-
Europe[2]	Land for future development	-	-	189	-
Brazil	Income-producing property and property under development	-	-	1,425	-
Israel[2]	Income-producing property	-	-	2,080	-
Israel[2]	Property under development and land	-	-	224	-
Total assets		-	-	21,071	-

Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded solo basis”) as of September 30, 2016:

NIS in millions
Debentures[3]	11,909
Debts to financial institutions	3,029
Total debentures and debts to financial institutions (*)	14,938
Other monetary liabilities	324
Total monetary liabilities	15,262
Less - monetary assets	1,402
Less - other investments[4]	778
Monetary liabilities, net	13,082
Other liabilities[5]	152
Total liabilities, net	13,234

(*)  Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[6]	Financial Institutions	Total	%
2016	335	179	514	4
2017	772	15	787	5
2018	1,355	1,325	2,680	18
2019	1,5197	1,081	2,600	18
2020	1,186	300	1,486	10
2021	999	-	999	7
2022	891	43	934	6
2023	1,060	43	1,103	7
2024	1,212	43	1,255	8
2025	494	-	494	3
2026 and after	2,086	-	2,086	14
Total	11,909	3,029	14,938	100

1	For details regarding EQY having entered into a merger agreement with REG, refer to Note 5a to the financial statements..
2	Presented according to the proportionate consolidation method (84.7%). For details regarding an agreement for the acquisition of Mr. Ronen Ashkenazi’s interest in Gazit Development, refer to Note 3c3 to the financial statements.
3	Excludes an asset of NIS 521 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
4	Comprised primarily of the investment in participation units in private equity funds, shares in BR Malls that are presented at market value and capital notes and loans in Luzon Group in an amount of NIS 118 million (the Company’s share).
5	Includes a deferred tax liabilities, net in an amount of NIS 227 million, less intangible assets in an amount of NIS 75 million.
6	Includes a private, unsecured loan from an institutional investor in the total amount of NIS 663 million.
7	Includes a payment of NIS 764 million with respect to the principal of debentures (Series J), which is secured by investment property; refer to section 7 below.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without derogating from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds From Operations) is to be presented in the “Description of the Company's Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from property revaluations to its fair value), changes in the fair value of financial instruments measured through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

The Adjusted EPRA Earnings (or “FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments against the accounting net income (loss) are presented in the table below.

The Company believes that the Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The table below presents the calculation of the Company’s FFO, calculated according to the EPRA recommendations and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 9 months ended September 30,		For the 3 months ended September 30,		For the year ended December 31,
	2016	2015	2016	2015	2015
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	200	414	381	(92)	620

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,112)	(480)	(291)	-	(711)
Capital loss (gain) on sale of investment property	(5)	91	8	86	106
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	347	(597)	(263)	32	(693)
Adjustments with respect to equity-accounted investees	(6)	(13)	10	(5)	(50)
Loss on disposal of investees	-	1,531	-	-	1,533
Deferred taxes and current taxes with respect to disposal of properties	358	74	93	(18)	138
Gain from bargain purchase, net of goodwill amortization	-	(1,065)	-	-	(1,026)
Acquisition costs recognized in profit or loss	3	35	1	31	41
Loss from early redemption of interest-bearing liabilities	75	67	36	38	78
Non-controlling interests' share in above adjustments	462	264	113	(25)	395

Nominal FFO (EPRA Earnings)	322	321	88	47	431

Additional adjustments:
CPI linkage differences	(2)	(20)	29	25	(77)
Depreciation and amortization	12	16	4	6	21
Other adjustments(1)	89	164	23	80	252

FFO according to the management approach (Adjusted EPRA Earnings)	421	481	144	158	627
Basic and diluted FFO according to the management approach per share (in NIS)	2.15	2.69	0.74	0.89	3.51
Number of shares used in the basic FFO per share calculation (in thousands)(2)	195,485	178,422	195,494	178,427	178,426
Number of shares used in the diluted FFO per share calculation (in thousands)(2)	195,567	178,579	195,567	178,549	178,601

1	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include expenses and income from extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property (including the results of Luzon Group in the comparative periods), and the debt cost with respect thereto, and non-recurring restructuring expenses, and internal costs (mainly salary) incurred in the leasing of properties.
2	Weighted average for the period.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.3.	Additional information is presented below concerning the Company’s share in the value of income-producing properties owned by the Group as of September 30, 2016, based on capitalization of net operating income methodology (“NOI”). The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended September 30,		For the year ended December 31,
	2016	2015	2015
	NIS in millions
Rental income	1,512	1,547	6,150

Property operating expenses	451	481	1,966

NOI for the period	1,061	1,066	4,184

Less - minority's share in NOI	(590)	(562)	(2,179)

Add - Company's share in NOI of jointly controlled companies [1]	14	7	45

NOI for the period - the Group's proportionate share	485	511	2,050

NOI for a year - the Group's proportionate share	1,940[2]	2,044[2]	2,050

1	Companies that are presented according to the equity method.
2	Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the third quarter of 2016:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	35,302	33,767	32,360	31,066	29,871

(*) Calculated as the result of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet started producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of September 30, 2016, amounted to NIS 1,785 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of September 30, 2016, amounted to NIS 24,925 million.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, whose objective is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging for which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value and with certain adjustments to the fair value of financial instruments of the kind referred to above.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the EPRA recommendations. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

			As of
	As of September 30,		December 31,
	2016	2015	2015
	NIS in millions
EPRA NAV

Equity attributable to the equity holders of the Company, per the financial statements	7,837	7,123	7,512
Exclusion of deferred tax on revaluation of investment property to fair value (net of minority's share) [1]	2,755	2,745	2,795
Fair value asset adjustment for financial derivatives, net [2]	66	52	34

Net asset value - EPRA NAV	10,658	9,920	10,341

EPRA NAV per share (in NIS)	54.5	55.6	52.9

EPRA NNNAV

EPRA NAV	10,658	9,920	10,341
Adjustment of financial liabilities to their fair value	(1,088)	(912)	(1,035)
Other adjustments to provision for deferred taxes[3]	(1,676)	(1,595)	(1,689)
Fair value asset adjustment for financial derivatives, net	(66)	(52)	(34)

Adjusted net asset value - EPRA NNNAV	7,828	7,361	7,583
EPRA NNNAV per share (in NIS)	40.0	41.2	38.8

Number of issued shares of the Company used in the calculation (in thousands)(4)	195,568	178,553	195,611

1	Net of goodwill generated in business combinations against deferred tax liability.
2	The amount represents the fair value less the intrinsic value of currency hedging transactions.
3	This adjustment does not include a provision for deferred tax with respect to the revaluation of investment property in countries where, upon disposal of property, the Group customarily defers the payment of capital gains tax.
4	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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3.	Explanations of the Board of Directors for the Company’s Business Position, its Results of Operations, its Equity and its Cash Flows

3.1.	During the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totaled NIS 3,161 million. The effect of these investments on the operating results of the Group will be reflected in full during the rest of 2016 and thereafter.

Property activities

1)	During the Reporting Period, the Company and its subsidiaries acquired 9 income-producing property, with a total GLA of 76 thousand square meters and land for future development, at a total cost of NIS 1,371 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 1,790 million.

2)	Property acquisitions and sales

	Acquisitions			Sales
	No. of income-producing properties	Acquisition cost of income-producing properties (NIS in millions)	Development, redevelopment and expansions (NIS in millions)	No. of income-producing properties	Proceeds [1] from the sale of properties (NIS in millions)
EQY	1	114	299	5	64
FCR	6	714	515	6	341
CTY	1	346	591	6	466
ATR	-	-	211	15	485
Brazil	1	196	91	-	-
Gazit Development	-	-	82	-	-

3)	Highlights of operational data:

	Income producing	GLA (in thousands of square	Average basic monthly rent per square meter		Change in same property		Occupancy rate in core properties		Ratio of net debt to total
	properties[2]	meters)	30.9.2016	30.9.2015	NOI[3]		30.9.2016	30.9.2015	assets
EQY	123	1,525	U.S$ 18.1	U.S$17.3	4.4%		95.4%	95.6%	25.6%
FCR	156	2,268	C$ 17.2	C$ 16.9	0.8%		95.0%	94.7%	42.4%
CTY	58	1,312	€22.7	€22.4	(1.7%)	[4]	96.0%	96.7%	46.2%
ATR	62	1,138	€12.2	€12.3	(2.6%)	[5]	95.7%	96.3%	27.5%

1	Net of specific attributed debt.
2	Includes jointly-controlled properties.
3	Change in same property NOI in the Reporting Period compared with the corresponding period last year.
4	The change in same property NOI does not include the operations in Norway that constitute approximately a third of CTY's operations and were acquires in July 2015.
5	Excluding Russia, same property NOI increased by 1.5% compared with the corresponding period last year.

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4)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company	No. of properties	Total investment as of September 30, 2016 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	3	488	237	72
CTY	1	132	37	4
Gazit Brazil	1	375	17	31
	5	995	291	107

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of September 30, 2016 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	8	1,436	263	101
EQY	9	511	419	82
CTY	2	1,022	332	62
ATR	2	187	324	53
	21	3,156	1,338	298

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3.2.	Material Events During the Reporting Period

Equity issuance

A.	For details regarding the conversion of convertible units into 11.4 million EQY shares by LIH and their sale to the public in the United States, refer to Note 3a1 to the financial statements.

B.	For details regarding FCR’s issuance of equity in the amount of C$ 288 million, refer to Note 3a3 to the financial statements.

C.	For details regarding EQY’s adoption of a plan for the issuance of perpetual capital, consisting of 8.5 million shares, and the Company’s engagement in the aforesaid plan, refer to Note 3a4 to the financial statements.

Financing activities

D.	For details regarding the Company’s repurchase of debentures in an amount of NIS 78 million, refer to Note 3b2 to the financial statements.

E.	For details regarding the early redemption of debentures by EQY in the amount of U.S.$ 218 million, refer to Note 3b1 to the financial statements.

F.	For details regarding an issuance of debt made by EQY in the amount of U.S.$ 200 million, refer to Note 3b5 to the financial statements.

G.	For details regarding an issuance of debt made by FCR in the amount of C$ 300 million, refer to Note 3b6 to the financial statements.

H.	For details regarding the early redemption of convertible debentures by FCR in the amount of C$ 121 million in return for the issuance of shares (50%) and cash (50%), refer to Note 3b4 to the financial statements.

I.	For details regarding an issuance of debt made by CTY in the amount of EUR 350 million, refer to Note 3b7 to the financial statements.

J.	For details regarding the Company’s engagement of a U.S.$ 360 million credit facility agreement with Citibank N.A., refer to the Financing section in the Update to the Description of the Company’s Business below.

Other events

K.	For details regarding the merger agreement EQY entered into with REG and the effect of the merger on the Company’s financial statements, refer to Note 5a to the financial statements.

L.	For details regarding the Company’s sale of 6.5 million FCR shares for a total consideration of C$ 117 million, refer to Note 3a2 to the financial statements.

M.	For details regarding the sale of all Luzon Group shares, in January 2016, refer to Note 3d to the financial statements.

N.	For details regarding an agreement for the acquisition of Mr. Ronen Ashkenazi's interest in Gazit Development, refer to Note 3c3 to the financial statements.

O.	For details regarding a change in the corporate tax rate in Israel, refer to Note 3c1 to the financial statements.

P.	For details regarding the Company's acquisition of 9.8 million ATR shares in the amount of EUR 38 million, refer to Note 3c4 to the financial statements.

Q.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

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3.3.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2016, the Company announced that the dividend for the first quarter of 2016 would be NIS 0.46 per share and from the second quarter of 2016 a quarterly dividend would be announced that would not be less than NIS 0.35 (the total dividend to be declared for 2016 will be NIS 1.51 per share), instead of the dividend policy announced in November 2014, pursuant to which an amount of NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis) was distributed.

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company's dividend growth in the years 1999-2016 is shown in the graph below:

Agurot per share (100 Agurot = NIS 1)

*) Projected, assuming the decision of the Company’s Board of Directors regarding the dividend distribution rate for 2016 is applied as stated above.

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3.4.	Financial Position

Current assets

Current assets, amounted to NIS 2.9 billion as of September 30, 2016, compared with NIS 4.6 billion as of December 31, 2015. The decrease in current assets is due mainly to a decrease in cash reserves, which have been used in the Group’s operating activities (including the repayment of interest-bearing liabilities to financial institutions and others), to the sale of the shares of Luzon Group and the discontinuance of its consolidation in the financial statements (Luzon Group had held inventory of buildings and apartments for sale in an amount of NIS 0.5 billion) and to the decrease in properties held for sale.

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 2,316 million as of September 30, 2016, compared with NIS 2,996 million as of December 31, 2015. The decrease in the balance of equity-accounted investees is due mainly to the sale of the shares of Luzon Group, which had invested in Dorad Energy Ltd. and in Ronson Europe N.V., as well as to the acquisition of the partner in an associate that owned a property under development in Finland. The balance of this item as of September 30, 2016 comprises mainly investments in investment property, in FCR's, CTY's, EQY's and ATR's books, made through joint ventures.

Financial derivatives

The balance of financial derivatives arises mainly from cross-currency swap transactions, performed as part of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) signed with some of the banks in connection with the provision of collateral with respect to the value of the financial derivatives. As of September 30, 2016, the aforesaid balance of financial derivatives amounted to NIS 481 million, compared with NIS 702 million as of December 31, 2015. The decrease is due mainly to the loss from the revaluation of the financial derivatives to their fair value in the Reporting Period, primarily owing to the weakness of the New Israeli Shekel against the Canadian Dollar and the Brazilian Real.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of September 30, 2016, amounted to NIS 76.9 billion, compared with NIS 74.0 billion as of December 31, 2015.

The increase in these balances during the Reporting Period is due to the acquisition of investment property and land for future development, the development of new properties and redevelopment of existing properties net of property disposals in the net amount of NIS 1.8 billion, to an increase in the value of investment property and investment property under development in the net amount of NIS 1.1 billion. The aforesaid increase was offset by the change in foreign currency exchange rates (primarily due to the strengthening of the Euro and the Brazilian Real, against the New Israeli Shekel) amounting to NIS 0.5 billion.

Intangible assets, net

Intangible assets, net, as of September 30, 2016, totaled NIS 921 million, compared with NIS 900 million as of December 31, 2015. The intangible assets mainly consist of goodwill of NIS 754 million that arose from the acquisition of the properties in Norway by CTY.

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Current liabilities

Current liabilities, as of September 30, 2016, totaled NIS 4.8 billion, compared with NIS 6.2 billion as of December 31, 2015. The decrease in current liabilities is due mainly to the sale of the shares of Luzon Group and the discontinuance of its consolidation in the financial statements (Luzon Group’s current liabilities as of December 31, 2015 included trade payable, advances from project customers and apartment purchasers in the amount of NIS 0.6 billion), as well as a reduction in credit from banks and others. The balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 2.2 billion, compared with NIS 2.3 billion as of December 31, 2015.

As of September 30, 2016, the Group had a negative working capital balance of NIS 1.9 billion. The current assets of NIS 2.9 billion, the approved long-term credit facilities available for immediate drawdown of NIS 9.8 billion, as well as the cash flows provided by operating activities, in aggregate, are significantly greater than the amount of the current liabilities, and thus Company management believes the balance of current liabilities as of September 30, 2016 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of September 30, 2016, totaled NIS 47.0 billion, the same as December 31, 2015. Non-current liabilities decreased due mainly to the repayment of debentures and convertible debentures using the cash reserves at the Group’s disposal and the proceeds from equity issuances made by the Group in the Reporting Period. The aforesaid decrease was offset by an increase in the balance of deferred taxes resulting from an appreciation in the value of the investment property in the Reporting Period.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of September 30, 2016, amounted to NIS 7,837 million, compared with NIS 7,512 million as of December 31, 2015. The increase is due mainly to the income attributable of the equity holders of the Company amounting to NIS 200 million and an increase of NIS 352 million in the Capital reserves. The aforesaid increase was offset by the dividends declared amounting to NIS 227 million.

The equity per share attributable to the equity holders of the Company as of September 30, 2016 totaled NIS 40.1 per share, compared with NIS 38.4 per share as of December 31, 2015, after dividend distributions of NIS 1.16 per share in the Reporting Period.

Non-controlling interests

Non-controlling interests, as of September 30, 2016, amounted to NIS 25.4 billion, compared with NIS 23.5 billion as of December 31, 2015. The balance is mainly comprised of the interests of EQY’s other shareholders at a rate of 65.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of 63.5% of FCR’s equity; the interests of CTY’s other shareholders at a rate of 56.5% of CTY’s equity; and also the interests of ATR’s other shareholders at a rate of 42.5% of ATR’s equity.

The increase in non-controlling interests in the Reporting Period is due mainly to the issuance of equity by Group companies in the amount of NIS 1.5 billion from the interests of the other shareholders in the comprehensive income of subsidiaries in the amount of NIS 1.3 billion and from the sale of FCR shares in the amount of NIS 0.3 billion. The aforesaid increase was offset by the share of the non-controlling interests in the dividends distributed by the subsidiaries in the amount of NIS 1.0 billion and by the acquisition of non-controlling interests by Group companies in the amount of NIS 0.2 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets stood at 50.7% as of September 30, 2016, compared with 51.6% as of September 30, 2015 and 51.3% as of December 31, 2015.

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3.5	Results of Operations and their analysis

A.	Results of operations are as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions (except for net earnings (loss) per share data)

Rental income	4,574	4,588	1,512	1,547	6,150
Property operating expenses	1,387	1,451	451	481	1,966

Net operating rental income	3,187	3,137	1,061	1,066	4,184

Fair value gain from investment property and investment property under development, net	1,112	480	291	-	711
General and administrative expenses	(515)	(558)	(161)	(213)	(726)
Other income	40	22	-	15	31
Other expenses	(79)	(628)	(25)	(125)	(795)
Company's share in earnings of equity- accounted investees, net	98	121	12	36	234

Operating income	3,843	2,574	1,178	779	3,639

Finance expenses	(1,586)	(1,410)	(503)	(548)	(1,831)
Finance income	187	718	311	29	852

Profit before taxes on income	2,444	1,882	986	260	2,660
Taxes on income (tax benefit)	406	106	117	(13)	166

Net income from continuing operations	2,038	1,776	869	273	2,494
Loss from discontinued operations	(230)	(150)	-	(71)	(188)

Net income	1,808	1,626	869	202	2,306

Attributable to:
Equity holders of the Company	200	414	381	(92)	620
Non-controlling interests	1,608	1,212	488	294	1,686

	1,808	1,626	869	202	2,306

Net earnings (loss) per share attributable to equity holders of the Company (in NIS):
Basic net earnings (loss) from continuing operations	2.00	2.71	1.99	(0.27)	4.05
Basic loss from discontinued operations	(1.00)	(0.39)	-	(0.25)	(0.58)
Total basic net earnings (loss)	1.00	2.32	1.99	(0.52)	3.47
Diluted net earnings (loss) from continuing operations	1.94	2.69	1.98	(0.27)	4.02
Diluted loss from discontinued operations	(1.00)	(0.39)	-	(0.25)	(0.57)
Total diluted net earnings (loss)	0.94	2.30	1.98	(0.52)	3.45

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The statement of comprehensive income is as follows:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Net income	1,808	1,626	869	202	2,306

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations	(216)	(2,779)	(1,041)	294	(3,834)
Gains (losses) on cash flow hedges	(14)	(37)	28	(33)	(25)
Gains (losses) on available-for-sale financial assets	107	(79)	(27)	(40)	(66)
Realization of capital reserves on sale of previously consolidated subsidiary	51	-	-	-	-
Realization of capital reserves with respect of company accounted for using the equity method	-	452	-	-	452

Total other comprehensive income (loss)	(72)	(2,443)	(1,040)	221	(3,473)

Total comprehensive income (loss)	1,736	(817)	(171)	423	(1,167)

Attributable to:
Equity holders of the Company	397	(683)	(52)	(232)	(901)
Non-controlling interests	1,339	(134)	(119)	655	(266)

	1,736	(817)	(171)	423	(1,167)

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B.	Analysis of results of operations for the Reporting Period

Rental income

Rental income decreased by 0.3% to NIS 4,574 million in the Reporting Period, compared with NIS 4,588 million in the corresponding period last year. The decrease is mainly due to the decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the New Israeli Shekel and to the sale of properties during the last 12 months. The aforesaid decrease was offset by the acquisition of Sektor, by the initial operation of properties whose development had been completed and by the operation of additional properties acquired during the last 12 months.

Assuming the average exchange rates of the corresponding period last year, the rental income in the Reporting Period would have increased by 2.6% compared with the corresponding period last year.

Property operating expenses

Property operating expenses totaled NIS 1,387 million in the Reporting Period, representing 30.3% of rental income, compared with NIS 1,451 million, representing 31.6% of rental income, in the corresponding period last year.

Net operating rental income (NOI)

Net operating rental income increased by 1.6% to NIS 3,187 million in the Reporting Period (69.7% of rental income), compared with NIS 3,137 million (68.4% of rental income) in the corresponding period last year. The change in net operating rental income is due to the same reasons described above in the “Rental income” section.

Assuming the average exchange rates of the corresponding period last year, the net operating rental income in the Reporting Period would have increased by 4.4% compared with the corresponding period last year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of NIS 1,112 million, compared with a gain of NIS 480 million, in the corresponding period last year. During the Reporting Period, the Group recognized fair value gains from investment property and investment property under development primarily at CTY, at EQY and at FCR, due to a moderate decline in the cap rates.

General and administrative expenses

General and administrative expenses totaled NIS 515 million (11.3% of total revenues), in the Reporting Period compared with NIS 558 million (12.2% of total revenues) in the corresponding period last year. The decrease in general and administrative expenses is due mainly to acquisition costs with respect to the acquisition of properties in Norway by CTY, in July 2015, as well as to a decrease in payroll expenses at FCR as a result of a restructuring that took place in the third quarter of 2015.

Other expenses

Other expenses totaled NIS 79 million in the Reporting Period, compared with NIS 628 million in the corresponding period last year. Other expenses in the corresponding period last year mainly comprised a net loss on gaining control of ATR in the amount of NIS 14 million and to the classification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in ATR and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves.

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Company’s share in earnings of equity-accounted investees, net

In the Reporting Period, this line item amounted to earnings of NIS 98 million (earnings of NIS 121 million were recorded in the corresponding period last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR, EQY and ATR.

Finance expenses

Finance expenses amounted to NIS 1,586 million in the Reporting Period, compared with NIS 1,410 million in the corresponding period last year. The increase in the finance expenses in the Reporting Period, compared with the corresponding period last year, is due mainly to a loss of NIS 198 million recognized in the Reporting Period on the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared to gain in the corresponding period last year.

The finance expenses in the Reporting Period reflect average nominal annual interest of 4.0% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.3% in the corresponding period last year. The decrease in nominal interest is due mainly to the raising of long-term debt in the last 12 months at lower interest than the debt repaid in the same period.

Finance income

Finance income totaled NIS 187 million in the Reporting Period, compared with NIS 718 million in the corresponding period last year. Finance income in the Reporting Period mainly comprises interest income of NIS 77 million (in the corresponding period last year – income of NIS 79 million) and income of NIS 105 million from the gain on realization of securities and dividend income (in the corresponding period last year – income of NIS 50 million). Moreover, in the corresponding period last year finance income included a NIS 592 million gain on the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared with a revaluation loss recognized in the Reporting Period in finance expenses.

Taxes on income

Taxes on income totaled NIS 406 million in the Reporting Period, compared with NIS 106 million in the corresponding period last year. Taxes on income in the Reporting Period mainly comprise deferred tax expenses of NIS 342 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development including with respect to the disposal of properties (in the corresponding period last year – deferred tax income of NIS 74 million which also included result from restructuring at subsidiaries and from losses for tax purposes). In the Reporting Period, the Group companies recognized current tax expenses in an amount of NIS 51 million, compared with current tax expenses of NIS 77 million in the corresponding period last year, which included current tax income of NIS 68 million that was recorded against tax expenses carried directly to capital reserves. In addition, tax expenses of NIS 13 million with respect to prior years were also recorded in the Reporting Period, compared with NIS 103 million in the corresponding period last year.

Loss from discontinued operation, net

The loss from discontinued operation, net comprises the operating results of Luzon Group in the reporting periods, as a result of Gazit Development selling the shares of Luzon Group in January 2016. In the Reporting Period, this line item comprises a loss of NIS 230 million (the Company’s share – NIS 195 million), which consists mainly of a net loss from impairment of capital notes and loans, from the realization of capital reserves from translation of foreign operations and from the sale of Luzon Group shares.

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C.	Analysis of results of operations for the third quarter of 2016

Rental income

Rental income decreased by 2.3% to NIS 1,512 million in the Quarter, compared with NIS 1,547 million in the corresponding quarter last year. The decrease is due to the decrease in the average exchange rates of the U.S. Dollar, the Canadian Dollar and the Euro against the New Israeli Shekel and to the sale of properties during the last 12 months. The aforesaid decrease was offset by the initial operation of properties whose development had been completed and by the operation of additional properties acquired during the last 12 months.

Assuming the average exchange rates of the corresponding quarter last year, the rental income in the Quarter would have decreased by 1.6% compared with the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled NIS 451 million in the Quarter representing 29.8% of rental income, compared with NIS 481 million, representing 31.1% of rental income, in the corresponding quarter last year.

Net operating rental income (NOI)

Net operating rental income decreased by 0.5% to NIS 1,061 million in the Quarter (70.2% of rental income), compared with NIS 1,066 million (68.9% of rental income) in the corresponding quarter last year. The change in net operating rental income is due to the same reasons described above in the “Rental income” section.

Assuming the average exchange rates of the corresponding quarter last year, the net operating rental income in the Quarter would have increased by 0.3% compared with the corresponding quarter last year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Quarter, a fair value gain on its properties in a gross amount of NIS 291 million, (no change in the corresponding quarter last year). During the Quarter, the Group recognized fair value gains from investment property and investment property under development primarily at EQY and at FCR, due to a moderate decline in the cap rates.

General and administrative expenses

General and administrative expenses totaled NIS 161 million (10.6% of total revenues), in the Quarter, compared with NIS 213 million (13.8% of total revenues) in the corresponding quarter last year. The decrease in general and administrative expenses is due mainly to acquisition costs with respect to the acquisition of properties in Norway by CTY, in July 2015.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, this line item amounted to earnings of NIS 12 million (earnings of NIS 36 million were recorded in the corresponding quarter last year) and is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of CTY, FCR, EQY and ATR.

Finance expenses

Finance expenses amounted to NIS 503 million in the Quarter, compared with NIS 548 million in the corresponding quarter last year. The decrease in the finance expenses in the Quarter, compared with the corresponding quarter last year, is due mainly to the raising of long-term debt in the last 12 months at lower interest than the debt repaid in the same period, as well as a loss of NIS 14 million recognized in the corresponding quarter last year on the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), compared with revaluation gains in the Quarter.

The finance expenses in the Quarter reflect average nominal annual interest of 4.0% on the interest-bearing debt of the Company and its subsidiaries, compared with 4.6% in the corresponding quarter last year. The decrease in nominal interest is due mainly to the raising of long-term debt in the last 12 months at lower interest than the debt repaid in the same period.

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Finance income

Finance income totaled NIS 311 million in the Quarter, compared with NIS 29 million in the corresponding quarter last year. Finance income in the Quarter mainly comprises a NIS 218 million gain on the revaluation of financial derivatives, compared with a revaluation loss recognized in the corresponding quarter last year in finance expenses, interest income of NIS 28 million (in the corresponding quarter last year – income of NIS 29 million) and income of NIS 61 million from the gain on realization of securities and dividend income.

Taxes on income

Taxes expenses totaled NIS 117 million in the Quarter, compared with tax income of NIS 13 million in the corresponding quarter last year. Taxes on income in the Quarter comprise deferred tax expenses of NIS 88 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development (in the corresponding quarter last year – deferred tax income of NIS 165 million which also included result from restructuring at subsidiaries and from losses for tax purposes). In the Quarter, the Group companies recognized net current tax expenses in an amount of NIS 25 million, compared with current tax expenses of NIS 67 million in the corresponding quarter last year, which included current tax income of NIS 24 million that was recorded against tax expenses carried directly to capital reserves. In addition, tax expenses of NIS 4 million with respect to prior years were also recorded in the Quarter, compared with NIS 85 million in the corresponding quarter last year.

Loss from discontinued operation, net

The loss from discontinued operation, net comprises the operating results of Luzon Group in the reporting periods, as a result of Gazit Development selling the shares of Luzon Group, in January 2016.

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3.6.	Liquidity and Sources of Finance

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are cash generated from its income-producing properties (which are used primarily for the payment of dividends), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity (which are used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments).

The liquid assets available to the Company and its subsidiaries, including short-term investments, totaled NIS 1.6 billion as of September 30, 2016, and NIS 2.4 billion at the end of 2015. In addition, as of September 30, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown of NIS 9.8 billion, compared with NIS 8.1 billion as of December 31, 2015.

As of September 30, 2016, the Company and its subsidiaries have unutilized approved1 long-term credit facilities available for immediate drawdown and liquid balances totaling NIS 11.3 billion (NIS 2.4 billion in the Company and wholly-owned subsidiaries).

As of September 30, 2016, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of NIS 64.1 billion (83.3% of the total investment property and investment property under development).

As of September 30, 2016, the Company had a negative working capital of NIS 1.9 billion according to its consolidated financial statements. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including wholly-owned subsidiaries), approved1 long-term credit facilities, which are available for immediate drawdown, amounting to NIS 9.8 billion and NIS 2.0 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of the negative working capital as aforesaid and has determined that, in light of the scope of the above sources that are available to the Group and to the Company and the positive cash flow from operating activity, its existence is not sufficient to indicate that the Company or the Group has a liquidity problem.

In addition, as of September 30, 2016, the Company has, according to its separate financial statements, continuous negative cash flows from operating activities. This, together with negative working capital, constitutes a warning sign according to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, which consequently requires a disclosure be made regarding the forecasted cash flows, which is attached as Appendix C of the Directors’ Report.

This notwithstanding, it should be noted that, in the opinion of the Company’s management, in light of the structure of the Group, the Company’s cash flows should be considered on the basis of the financial statements of the Company and the private subsidiaries under its control (expanded solo basis), according to which the Company has continuous positive cash flows from its operating activities.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to compliance with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

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3.7.	Cash flows

Cash flows from operating activities in the Reporting Period and in the Quarter totaled NIS 1,167 million and NIS564 million, respectively, compared with NIS 1,170 million and NIS673 million, respectively, in the corresponding period last year. In the Reporting Period, the cash flows from operating activities were used primarily for the payment of dividends by the Group companies in an amount of NIS 1,197 million.

In the Reporting Period, the activities of the Company and its subsidiaries were funded by the issuance of equity in an amount of NIS 1,319 million, by the issuance of debentures in a net amount of NIS 1,284 million and by the sale of investees and investments in investees in a net amount of NIS 211 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 1,798 million, for the repayment of loans and credit lines in net amount of NIS 1,217 million, for investments in financial assets in a net amount of NIS 265 million and for the grant of long-term loans in a net amount of NIS 78 million.

In the Quarter, the activities of the Company and its subsidiaries were funded by the issuance of equity in an amount of NIS 765 million and by the issuance of debentures in a net amount of NIS 1,830 million. The proceeds from the above sources were used primarily for the acquisition and development of new investment property in a net amount of NIS 906 million, for the repayment of loans and credit lines in a net amount of NIS 1,344 million, for investments in financial assets in a net amount of NIS 428 million and for investments in investees in a net amount of NIS 76 million.

3.8.	Repurchase Program

A.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program (in place of the previous program) for the repurchase of the Company’s debentures in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management. Until publication of this report, the Company had repurchased debentures in an amount of NIS 2 million under the aforesaid program.

B.	On March 30, 2016, the Company’s Board of Directors resolved to adopt a program to repurchase Company shares. The program has a scope of up to NIS 100 million and is in effect until March 31, 2017. Acquisitions will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). Until publication of this report, no shares had been repurchased under the aforesaid program.

4.	Reporting of Exposure to Market Risks and their Management

4.1.	The individuals responsible for managing and reporting the Company’s market risks are the CEO and the CFO of the Company. The Group operates in large number of countries and is therefore exposed to currency risks resulting from the exposure to fluctuations in exchange rates of various currencies (mainly the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real). Since March 30, 2016, the approval date of the Company’s annual report for 2015, there have not been any material changes in the nature of the market risks to which the Company is exposed and their management.

4.2.	During the period from January 1, 2016 through the date on which the financial statements were approved, the officers responsible for reporting and managing the Company’s market risks (the Company’s CEO and its CFO) have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the corresponding Company policies during the meetings at which the financial statements as of December 31, 2015, March 31, 2016, June 30, 2016 and September 30, 2016, were approved as well as at meetings held on March 17, 2016 and on June 9, 2016.

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4.3.	Changes in foreign currency exchange rates – From January 1, 2016 through September 30, 2016, the New Israeli Shekel devalued against the Canadian Dollar and the Brazilian Real by 1.5%, and 17.0%, respectively and appreciated against the U.S. Dollar and the Euro by 3.7% and 1.0%, respectively. With regard to the effect of exchange rate changes on the Company's equity, as of September 30, 2016, refer to Appendixes A and B of the Director's Report. In addition, from September 30, 2016 until immediately prior to the date of approval of this report, the New Israeli Shekel appreciated against the Euro and the Brazilian Real by 2.1%, and 0.4%, respectively and devalued against the U.S Dollar and the Canadian Dollar by 2.9%, and 0.7%, respectively.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. The (known) Israeli consumer price index as of September 30, 2016 was the same as it had been as of January 1, 2016. As to the effect of changes in the consumer price index on the equity of the Company refer to the linkage bases report as of September 30, 2016, attached as Appendix A of the Directors’ Report. In addition, from September 30, 2016 until immediately prior to the date of approval of this report, the (known) Israeli consumer price index increased by 0.1%.

4.4.	As in the past, the Company maintains as high a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are assumed. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations, by conducting occasional hedging transactions to manage the currency exposure. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of September 30, 2016, refer to the table attached as Appendix B of the Directors’ Report.

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As of September 30, 20161 and December 31, 2015, the economic exposure of the equity attributable to the equity holders of the Company to the various currencies is distributed as follows:

September 30, 2016

December 31, 2015

1 Refer also to Appendix B of the Directors’ Report.

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5.	Corporate Governance Aspects

5.1.	Donations

The Group considers itself bound to concern itself with, and to assist, the communities in which it operates, in accordance with the social investment policy approved by the Company’s management. In the Reporting Period, the Group made donations to a variety of projects in the fields of education, culture, welfare and health in the various countries in which the Company operates.

A.	The majority of the Group’s social investment in the Reporting Period was directed to the education field for the benefit of the “Supporting the South” initiative, which had been established by the Company four years earlier. Within the framework of the initiative the Company supports the education systems of periphery towns in the Negev, including providing support for schools, granting scholarships to students, and supporting youth centers.

B.	Communal involvement – The Group supports a variety of social organizations in the fields of welfare, health, culture, assistance to soldiers and the environment.

In the Reporting Period, the Group’s donations amounted to NIS 6.4 million.

6.	Disclosure Regarding the Financial Reporting of the Company

6.1.	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding an acquisition of CTY shares in the amount of EUR 7 million, refer to Note 5b to the financial statements.

B.	For details regarding an acquisition of ATR shares in the amount of EUR 29 million, refer to Note 5c to the financial statements.

C.	On November 22, 2016, the Midroog rating agency reaffirmed the credit of all of the outstanding series of debentures of the Company at the rating level of 'ilAa3', with a stable outlook.

6.2.	Critical Accounting Estimates

During the Reporting Period, there were no changes in the critical accounting estimates. For additional information regarding critical accounting estimates, refer to Note 2b to the financial statements for the year ended December 31, 2015.

7.	Details Concerning the Company’s Publicly-Held Commitment Certificates

Collateral for debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), with the information contained therein being hereby presented by means of this reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2015 is NIS 1,134 million. No material changes have occurred in the value of the pledged properties as of September 30, 2016, compared with their value as of December 31, 2015.

In addition, in October 2016, the pledge registered on land owned by Gazit Development in Eilat was removed at the Company’s request and in conjunction with the trustee for the debentures. Thus, as a result of removing the aforesaid pledge, the value of the pledged properties is NIS 1,084 million

November 22, 2016
Date of Approval	Chaim Katzman	Rachel Lavine
of Directors’ Report	Chairman of the Board of Directors	CEO and Director

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Appendix A of the Directors’ Report

Linkage Bases Report

	September 30, 2016
	NIS - linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - unlinked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	-	152	239	583	25	399	-	1,398
Short-term deposits and loans	-	16	31	-	-	4	-	51
Trade and other accounts receivable	6	123	56	219	10	139	191	744
Long-term investments and loans	7	67	1,030	39	197	417	2	1,759
Total monetary assets	13	358	1,356	841	232	959	193	3,952
Other financial assets (1)	-	-	-	-	-	-	1,316	1,316
Other assets (2)	-	18,389	24,386	21,924	2,745	11,445	953	79,842

Total assets	13	18,747	25,742	22,765	2,977	12,404	2,462	85,110

Liabilities

Short-term credit from banks and others	-	-	-	18	121	466	-	605
Trade and other accounts payable	114	213	590	503	142	264	85	1,911
Liabilities attributable to assets held for sale	-	-	29	20	-	-	-	49
Debentures (3)	10,332	1,901	7,270	10,474	834	1,233	-	32,044
Convertible debentures	-	-	592	-	-	-	-	592
Interest-bearing loans from banks and others (3)	367	5,223	3,894	1,174	231	305	-	11,194
Other liabilities	2	77	56	95	-	152	-	382

Total financial liabilities	10,815	7,414	12,431	12,284	1,328	2,420	85	46,777

Other liabilities (4)	-	-	-	-	-	-	5,067	5,067

Total liabilities	10,815	7,414	12,431	12,284	1,328	2,420	5,152	51,844

Assets, net of liabilities	(10,802)	11,333	13,311	10,481	1,649	9,984	(2,690)	33,266

1	Mainly financial instruments at fair value.
2	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
3	As of the Reporting Date, the Company has linkage basis and cross-currency swaps from CPI-linked NIS to foreign currency totaling NIS 4,772 million and other cross-currency swaps from non-linked NIS to foreign currency totaling NIS 2,517 million.
4	Mainly deferred taxes and financial derivatives.

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Appendix B of the Directors’ Report

Additional Information regarding Currency Exposure

as of September 30, 2016

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (Euro, U.S. Dollar, Canadian Dollar, New Israeli Shekel and Brazilian Real) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of September 30, 2016. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionate consolidation basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS

Assets in original currency	2,918	1,738	3,833	3,115	1,701	-
Assets in NIS	2,918	6,531	16,110	8,893	1,961	36,413
% of total assets	8	18	44	25	5	100
Liabilities in original currency	11,659	1,071	1,467	1,515	-	-
Cross-currency swap transactions in original currency	(9,444)	148	1,253	733	785	-
Liabilities in original currency	2,215	1,219	2,720	2,248	785	-
Liabilities in NIS adjusted for swaps	2,215	4,581	11,432	6,418	905	25,551
% of total liabilities	9	18	45	25	3	100
Total equity in original currency	703	519	1,113	867	916	-
Total economic equity[3] in NIS	703	1,950	4,678	2,475	1,056	10,862
% of total equity	6	18	43	23	10	100

1	According to currency exchange rates as of September 30, 2016.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but according to the Company’s interest in each of the subsidiaries at the stated date.
3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes with respect to revaluation of investment property.

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Appendix C of the Directors’ Report

Disclosure Regarding Forecasted Cash Flows

Presented below is a disclosure regarding the forecasted cash flows as of September 30, 2016, which includes the existing and anticipated liabilities that the Company has to settle during the two years from the Reporting Date, as well as details of the financial sources from which the Company expects to settle the aforesaid liabilities, without assuming the raising of equity or debt and the making of additional investments, apart from investments and the disposal of assets to which the Company had committed through the approval date of the financial statements:

	1.10.2016 through 31.12.2016	1.1.2017 through 31.12.2017	1.1.2018 through 30.9.2018
	NIS in millions
Balance of liquid assets at the beginning of the period (1)	1,626	1,864	1,533
Separate sources:
From operating activities of investees (2)	264	1,304	818
New credit lines signed for after the Reporting Date	564	-	-
	828	1,304	818
Separate applications:
Cash outflows for operating activities (3) (5)	(156)	(659)	(509)
Cash outflows for financing activities (4) (5)	(284)	(704)	(1,238)
Investment in subsidiaries	(67)	-	-
Loans granted to subsidiaries	(15)	-	-
Anticipated dividend distributions (6)	(68)	(272)	(204)
Total applications	(590)	(1,635)	(1,951)
Balance of liquid assets at the end of the period	1,864	1,533	400

As of September 30, 2016, the Company and the Company’s private subsidiaries have unencumbered property and marketable securities amounting to NIS 9.7 billion.

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DIRECTORS' REPORT ON THE STATE OF THE COMPANY'S AFFAIRS

The principal working assumptions used by the Company in presenting the forecasted cash flows are as follows:

(1)	The balance of liquid assets (comprising cash, cash equivalents, short-term bank deposits and approved[1] credit facility balances available for immediate drawdown) relates solely to the Company, and the Company assumes that the overall scope of its credit lines will remain at its current level. In addition, as of September 30, 2016, the Company’s wholly-owned subsidiaries have at their disposal approved, unutilized credit facilities available for immediate drawdown and liquid balances totaling NIS 0.5 billion. Thus, the balance of the liquid assets of the Company and the Company’s wholly-owned subsidiaries at the end of the periods presented in the above table is NIS 2.4 billion, NIS 2.0 billion and NIS 0.9 billion, respectively.
(2)	Includes dividends, interest, loan repayments and redemption of preferred shares. It is assumed that the public subsidiaries (CTY, EQY, FCR and ATR) will continue to distribute dividends in accordance with their dividend distribution policy.
(3)	Includes interest payments, tax payments and general and administrative expenses.
(4)	Redemption of principal of debentures in accordance with the debenture terms.
(5)	Based on currency exchange rates and variable interest rates according to bank forecasts. Changes in these assumptions could have an effect on the scope of principal and interest payments.
(6)	In accordance with the Company’s current dividend distribution policy.

Forward-looking information:

The assumptions and the estimated forecasted cash flows set forth above are forward-looking information since they include, inter alia, forecasts, assessments and estimates and other information relating to future events or matters, whose materialization is not certain and does not depend solely on the Company, but on many additional factors.

The forward-looking information is based to a large extent, in addition to information in the possession of the Company at the time of preparing this report, on the Company’s current expectations and assessments regarding the state of the markets in which the Group operates, on additional macroeconomic data published and being published by various external sources, the contents of which have not been independently authenticated by the Company, and on future developments in each of the aforementioned parameters and on the integration of such developments with each other.

The aforesaid information might not materialize, wholly or partly, or might materialize in a substantially different manner than that expected. The factors that could affect this are, inter alia, changes and developments in the economic environment and the markets in which the Group operates, including changes in the parameters described above and the materialization of all or some of the risk factors that characterize the Group’s activities, including a renewed outbreak of the financial crisis, a deterioration in the commercial and economic terms for realizing business opportunities, etc.

[1]	Signed credit lines with financial institutions pursuant to which these institutions are obligated to provide the Group with the aforesaid credit, subject to compliance with the terms prescribed in the agreements and with respect to which the Group companies pay various commissions, including a credit allocation fee.

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UPDATE TO THE DESCRIPTION OF THE COMPANY'S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2015 PERIODIC
REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2015 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 20, 2016, the Company distributed a dividend to its shareholders in the amount of NIS 90 million (NIS 0.46 per share).

B.	On June 16, 2016, the Company distributed a dividend to its shareholders in the amount of NIS 68 million (NIS 0.35 per share).

C.	On September 12, 2016, the Company distributed a dividend to its shareholders in the amount of NIS 68 million (NIS 0.35 per share).

D.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5e to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding the merger agreement EQY entered into and with REG and the effect of the merger on the Company’s financial statements, refer to Note 5a to the financial statements.

B.	For details regarding the conversion of convertible units into 11.4 million EQY shares by LIH and their sale to the public in the United States, refer to Note 3a1 to the financial statements.

C.	For details regarding EQY’s early redemption of debentures in the amount of U.S.$ 218 million, refer to Note 3b1 to the financial statements.

D.	For details regarding an agreement entered into by EQY for the issuance of two series of debentures in the amount of U.S.$200 million, refer to Note 3b5 to the financial statements.

E.	For details regarding EQY’s adoption of a plan for the issuance of perpetual capital, consisting of 8.5 million shares, and the Company’s engagement in the aforesaid plan, refer to Note 3a4 to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding the sale of 6.5 million FCR shares by the Company for a consideration of C$ 117 million, refer to Note 3a2 to the financial statements.

B.	For details regarding an early redemption of convertible debentures in the amount of C$ 121 million made by FCR, refer to Note 3b4 to the financial statements.

C.	For details regarding an issuance of debt made by FCR in the amount of C$ 300 million, refer to Note 3b6 to the financial statements.

D.	For details regarding issuances of equity made by FCR in the amount of C$ 288 million, refer to Note 3a3 to the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.	For details regarding an issuance of debt made by CTY in the amount of EUR 350 million, refer to Note 3b7 to the financial statements.

B.	For details regarding the Company’s acquisition of 3.5 million CTY shares in the amount of EUR 7 million, refer to Note 5b to the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

For details regarding the Company's acquisition of 17.6 million ATR shares in the amount of EUR 67 million, refer to Notes 3c4 and 5c to the financial statements.

Update to Section 10 – Development and construction of residential projects

For details regarding the sale of all the shares in Luzon Group owned by Gazit Development, refer to Note 3d to the financial statements.

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UPDATE TO THE DESCRIPTION OF THE COMPANY'S BUSINESS

Update to Section 11.1 – Gazit Development

For details regarding an agreement for the acquisition of Mr. Ronen Ashkenazi’s interest in Gazit Development, refer to Note 3c3 to the financial statements.

Update to Section 19 – Financing

A.	For details regarding the repurchase of debentures by the Company, in the amount of NIS 78 million, refer to Note 3b2 to the financial statements.

B.	On October 26, 2016, the Company and wholly-owned subsidiaries of the Company entered into a three-year credit facility agreement with Citibank N.A. (“Citibank”), with a scope of U.S.$ 360 million, which increases the previous agreement (that stood at U.S.$ 210 million) by a further U.S.$ 150 million. The credit facility bears interest at Libor with the addition of a fixed margin. In addition, the credit facility is secured by a pledge on some of the shares of the subsidiaries owned by the Company – EQY, FCR and CTY; at the time of signing the agreements, the required pledge is at least 17.3 million EQY shares, 6.6 million FCR shares and 45 million CTY shares), as well as a guarantee (limited to the scope of the pledged shares) from the Company’s wholly-owned subsidiaries through which the shares are owned. The agreement prescribes restrictions as to the maximum number of shares that may be pledged to secure the credit.

Pursuant to the credit agreements, the ratio of the debt utilized under the facilities to the value of the collateral (at average market value) is not to exceed 57.5%. Moreover, the agreement includes customary causes for calling for the immediate repayment of the credit (including with respect to events at EQY), such as: change in control, certain material legal proceedings (including with regard to liquidation, receivership, realization of assets and execution orders), discontinuance/suspension of trade in the pledged shares and a sharp fall in their prices, etc. In addition, the agreements include a cross-default mechanism where immediate repayment is called for of another debt in an amount of not less than U.S.$ 50 million or of another debt that is secured by EQY, FCR or CTY shares.

Update to Section 20 – Taxation

For details regarding a change in the corporate tax rate in Israel with effect from 2016, refer to Note 3c1 to the financial statements.

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UPDATE TO THE DESCRIPTION OF THE COMPANY'S BUSINESS

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 3 2016	Quarter 2 2016	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	495,600	495,600	495,600	495,600
NOI in the period (NIS in 000’s)	8,028	8,438	8,319	31,893
Revaluation gains (losses) in the period (NIS in 000’s)	(41)	(915)	(141)	2,402
Average occupancy rate in the period	100%	99.8%	99.8%	100%
Actual rate of return (%)	6.4%	6.4%	6.5%	6.9%
Average annual rental per sq. meter (NIS)	1,453	1,444	1,481	1,451
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

G TWO

	Quarter 3 2016	Quarter 2 2016	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	281,750	281,750	281,750	281,750
NOI in the period (NIS in 000’s)	5,061	5,354	5,245	20,171
Revaluation gains (losses) in the period (NIS in 000’s)	(65)	(59)	(324)	5,764
Average occupancy rate in the period	100%	99%	96%	99%
Actual rate of return (%)	6.9%	7.0%	7.2%	7.2%
Average annual rental per sq. meter (NIS)	850	868	928	881
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

G ONE

	Quarter 3 2016	Quarter 2 2016	Quarter 1 2016	As of December 31, 2015 and for the year then ended
Value of property (NIS in 000’s)	291,200	291,200	291,200	291,200
Building rights and other adjustments (NIS in 000’s)	15,600	15,600	15,600	15,600
NOI in the period (NIS in 000’s)	5,321	5,398	5,279	20,879
Revaluation gains (losses) in the period (NIS in 000’s)	(165)	(25)	(35)	(8,318)
Average occupancy rate in the period	94%	96%	96%	98.7%
Actual rate of return (%)	7.0%	6.9%	7.0%	7.2%
Average annual rental per sq. meter (NIS)	863	836	843	830
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-	-	-

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GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2016

Unaudited

39

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of September 30, 2016 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of nine and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 16% of total consolidated assets as of September 30, 2016, and whose revenues constitute approximately 18% and 18% of total consolidated revenues for the periods of nine and three months then ended, respectively. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 22, 2016	A Member of Ernst & Young Global

40

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,398	1,717	2,125
Short-term investments and loans	51	234	203
Marketable securities	106	35	38
Financial derivatives	95	159	77
Trade receivables	190	534	467
Other accounts receivable	524	501	363
Inventory of buildings and apartments for sale	-	520	522
Current taxes receivable	30	24	24

	2,394	3,724	3,819

Assets classified as held for sale	542	596	826

	2,936	4,320	4,645
NON-CURRENT ASSETS

Equity-accounted investees	2,316	2,962	2,996
Other investments, loans and receivables	1,329	742	754
Available-for-sale financial assets	634	596	771
Financial derivatives	481	669	702
Investment property	73,678	71,399	70,606
Investment property under development	2,642	3,055	2,587
Fixed assets, net	141	262	170
Intangible assets, net	921	904	900
Deferred taxes	32	127	105

	82,174	80,716	79,591

	85,110	85,036	84,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

41

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	605	888	1,062
Current maturities of non-current liabilities	2,216	2,501	2,279
Financial derivatives	58	87	45
Trade payables	528	816	833
Other accounts payable	1,304	1,735	1,521
Advances from customers and buyers of apartments	-	294	326
Current taxes payable	79	152	111

	4,790	6,473	6,177
Liabilities attributable to assets held for sale	49	3	50

	4,839	6,476	6,227
NON-CURRENT LIABILITIES

Debentures	30,299	30,949	29,480
Convertible debentures	592	959	921
Interest-bearing loans from banks and others	10,723	10,533	11,457
Financial derivatives	108	186	93
Other liabilities	382	437	402
Deferred taxes	4,901	4,885	4,661

	47,005	47,949	47,014

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,991	4,413	4,983
Retained earnings	5,180	5,083	5,207
Foreign currency translation reserve	(3,016)	(2,663)	(3,103)
Other reserves	454	79	197
Treasury shares	(21)	(21)	(21)

	7,837	7,123	7,512
Non-controlling interests	25,429	23,488	23,483

Total equity	33,266	30,611	30,995

	85,110	85,036	84,236

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

November 22, 2016
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO and Director	Adi Jemini CFO

42

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	4,574	4,588	1,512	1,547	6,150
Property operating expenses	1,387	1,451	451	481	1,966

Net operating rental income	3,187	3,137	1,061	1,066	4,184

Fair value gain from investment property and investment property under development, net	1,112	480	291	-	711
General and administrative expenses	(515)	(558)	(161)	(213)	(726)
Other income	40	22	-	15	31
Other expenses	(79)	(628)	(25)	(125)	(795)
Company's share in earnings of equity-accounted investees, net	98	121	12	36	234

Operating income	3,843	2,574	1,178	779	3,639

Finance expenses	(1,586)	(1,410)	(503)	(548)	(1,831)
Finance income	187	718	311	29	852

Income before taxes on income	2,444	1,882	986	260	2,660
Taxes on income (tax benefit)	406	106	117	(13)	166

Net income from continuing operations	2,038	1,776	869	273	2,494
Loss from discontinued operation, net	(230)	(150)	-	(71)	(188)
Net income	1,808	1,626	869	202	2,306

Attributable to:

Equity holders of the Company	200	414	381	(92)	620
Non-controlling interests	1,608	1,212	488	294	1,686

	1,808	1,626	869	202	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	2.00	2.71	1.99	(0.27)	4.05
Basic loss from discontinued operation	(1.00)	(0.39)	-	(0.25)	(0.58)
Total basic net earnings (loss)	1.00	2.32	1.99	(0.52)	3.47
Diluted net earnings (loss) from continuing operations	1.94	2.69	1.98	(0.27)	4.02
Diluted loss from discontinued operation	(1.00)	(0.39)	-	(0.25)	(0.57)
Total diluted net earnings (loss)	0.94	2.30	1.98	(0.52)	3.45

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

43

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Net income	1,808	1,626	869	202	2,306

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(216)	(2,779)	(1,041)	294	(3,834)
Net gains (losses) on cash flow hedges (1)	(14)	(37)	28	(33)	(25)
Net gains (losses) on available-for-sale financial assets	107	(79)	(27)	(40)	(66)
Realization of capital reserves on sale of previously consolidated subsidiary	51	-	-	-	-
Realization of capital reserves with respect of company accounted for using the equity method	-	452	-	-	452

Total other comprehensive income (loss)	(72)	(2,443)	(1,040)	221	(3,473)

Total comprehensive income (loss)	1,736	(817)	(171)	423	(1,167)

Attributable to:
Equity holders of the Company (2)	397	(683)	(52)	(232)	(901)
Non-controlling interests	1,339	(134)	(119)	655	(266)

	1,736	(817)	(171)	423	(1,167)

(1) Includes Group's share in other comprehensive income of equity-accounted investees	9	21	7	1	22

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income (loss)	200	414	381	(92)	620
Exchange differences on translation of foreign operations	44	(1,460)	(424)	(89)	(1,900)
Net gains (losses) on cash flow hedges	3	(10)	18	(11)	(7)
Net gains (losses) on available-for-sale financial assets	107	(79)	(27)	(40)	(66)
Realization of capital reserves on sale of previously consolidated subsidiary	43	-	-	-	-
Realization of capital reserves of company accounted for using the equity method	-	452	-	-	452

	397	(683)	(52)	(232)	(901)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

44

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2016 (audited)	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995

Net income	-	-	200	-	-	-	200	1,608	1,808
Other comprehensive income (loss)	-	-	-	87	110	-	197	(269)	(72)

Total comprehensive income	-	-	200	87	110	-	397	1,339	1,736

Exercise, forfeiture and expiration of Company's share options into Company shares	*-)	8	-	-	(8)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	5	-	5	29	34
Dividend paid **)	-	-	(227)	-	-	-	(227)	-	(227)
Non-controlling interest in sold subsidiary	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	59	-	59	1,531	1,590
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	62	-	62	(232)	(170)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	(9)	(9)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(991)	(991)

Balance as of September 30, 2016	249	4,991	5,180	(3,016)	454	(21)	7,837	25,429	33,266

*)	Represents an amount of less than NIS 1 million.
**)	In the nine months ended in September 30, 2016 the Company declared dividends totaling NIS 1.16 per share (in a total amount of NIS 226.7 million). NIS 89.9 million (NIS 0.46 per share) was paid on April 20, 2016, NIS 68.4 million (NIS 0.35 per share) was paid on June 16, 2016 and NIS 68.4 million (NIS 0.35 per share) was paid on September 12, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

45

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of January 1, 2015 (audited)	232	4,411	4,915	(1,641)	127	*-)	(21)	8,023	17,847	25,870
Net income	-	-	414	-	-	-	-	414	1,212	1,626
Other comprehensive loss	-	-	-	(1,022)	(75)	-	-	(1,097)	(1,346)	(2,443)

Total comprehensive income (loss)	-	-	414	(1,022)	(75)	-	-	(683)	(134)	(817)
Exercise and forfeiture of Company's share options into Company shares	*-)	2	-	-	(2)	-	-	*-)	-	*-)
Repayment of loans to purchase shares	-	-	-	-	-	*-)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	4	-	-	4	35	39
Dividend declared	-	-	(246)	-	-	-	-	(246)	-	(246)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(69)	-	-	(69)	69	-
Capital issuance to non-controlling interests	-	-	-	-	83	-	-	83	2,358	2,441
Acquisition of non-controlling interests	-	-	-	-	11	-	-	11	(58)	(47)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(3)	(3)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(876)	(876)

Balance as of September 30, 2015	232	4,413	5,083	(2,663)	79	-	(21)	7,123	23,488	30,611

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

46

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2016	249	4,989	4,868	(2,592)	374	(21)	7,867	25,338	33,205

Net income	-	-	381	-	-	-	381	488	869
Other comprehensive loss	-	-	-	(424)	(9)	-	(433)	(607)	(1,040)

Total comprehensive income (loss)	-	-	381	(424)	(9)	-	(52)	(119)	(171)

Exercise and forfeiture of Company's share option into Company shares	*-)	2	-	-	(2)	-	*-)	-	*-)
Cost of share-based payment	-	-	-	-	1	-	1	10	11
Dividend paid **)	-	-	(69)	-	-	-	(69)	-	(69)
Capital issuance to non-controlling interests	-	-	-	-	60	-	60	715	775
Acquisition of non-controlling interests	-	-	-	-	30	-	30	(111)	(81)
Conversion and re-purchase of convertible debentures in Subsidiary	-	-	-	-	-	-	-	(1)	(1)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(403)	(403)

Balance as of September 30, 2016	249	4,991	5,180	(3,016)	454	(21)	7,837	25,429	33,266

*)	Represents an amount of less than NIS 1 million.
*)	On August 23, 2016 the Company declared a dividend in amount of NIS 0.35 per share (a total of approximately NIS 68.4 million), that was paid on September 12, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

47

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity
	Unaudited
	NIS in millions

Balance as of July 1, 2015	232	4,413	5,257	(2,574)	147	(21)	7,454	21,437	28,891

Net income (loss)	-	-	(92)	-	-	-	(92)	294	202
Other comprehensive income (loss)	-	-	-	(89)	(51)	-	(140)	361	221

Total comprehensive income (loss)	-	-	(92)	(89)	(51)	-	(232)	655	423

Cost of share-based payment	-	-	-	-	2	-	2	12	14
Dividend declared	-	-	(82)	-	-	-	(82)	-	(82)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	139	139
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(30)	-	(30)	30	-
Capital issuance to non-controlling interests	-	-	-	-	-	-	-	1,474	1,474
Acquisition of non-controlling interests	-	-	-	-	11	-	11	(52)	(41)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(207)	(207)

Balance as of September 30, 2015	232	4,413	5,083	(2,663)	79	(21)	7,123	23,488	30,611

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

48

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Audited
	NIS in millions

Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*-)	(21)	8,023	17,847	25,870

Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)

Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)

Issue of shares net of issuance expenses	17	569	-	-	-	-	-	586	-	586
Exercise and forfeiture of Company's share options into Company shares	*-)	3	-	-	(3)	-	-	*-)	-	* )
Repayment of loans to purchase shares	-	-	-	-	-	*-)	-	* )	-	*-)
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend paid	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Sale of shares to non-controlling interests	-	-	-	-	108	-	-	108	453	561
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)

Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	-	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

49

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Cash flows from operating activities:

Net income	1,808	1,626	869	202	2,306

Adjustments required to present cash flows from operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	1,399	703	192	523	991
Company's share in earnings of equity-accounted investees, net	(98)	(120)	(12)	(37)	(242)
Fair value gain from investment property and investment property under development, net	(1,112)	(480)	(291)	-	(711)
Depreciation and amortization	23	35	7	12	89
Taxes on income (tax benefit)	406	110	117	(13)	183
Impairment loss of other assets	-	20	-	18	20
Capital (gain) loss, net	(3)	91	(10)	86	106
Change in employee benefit liability, net	-	2	-	2	1
Loss from revaluation of investees, net	-	1,531	-	-	1,531
Net loss from sale of subsidiary (Note 3d)	230	-	-	-	-
Gain from bargain purchase	-	(1,065)	-	-	(1,065)
Cost of share-based payment	34	31	11	10	45

	879	858	14	601	948

Changes in assets and liabilities items:

Decrease (increase) in trade receivables and other accounts receivable	(182)	(127)	55	(33)	57
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	-	(53)	-	(40)	29
Increase (decrease) in trade and other accounts payable	36	184	(6)	321	(55)
Increase (decrease) in tenants' security deposits, net	(3)	(5)	5	(6)	1

	(149)	(1)	54	242	32

Net cash provided by operating activities before interest, dividend and taxes	2,538	2,483	937	1,045	3,286

Cash received and paid during the period for:

Interest paid	(1,353)	(1,352)	(386)	(382)	(1,830)
Interest received	40	33	19	10	43
Dividend received	29	40	8	11	70
Taxes paid	(87)	(34)	(14)	(11)	(55)

	(1,371)	(1,313)	(373)	(372)	(1,772)

Net cash provided by operating activities	1,167	1,170	564	673	1,514

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

50

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Cash flows from investing activities:

Initial consolidation of investment previously accounted for using the equity method (a)	-	1,145	-	-	1,145
Investment in initially consolidated subsidiary (b)	-	(2,233)	-	(2,233)	(2,233)
Deconsolidation of previously consolidated subsidiary (c)	(105)	-	-	-	-
Investment return and proceeds from sale of investees	141	179	5	-	185
Investment and loans to investees	(86)	(1,047)	-	(81)	(1,193)
Acquisition, construction and development of investment property	(3,161)	(2,551)	(1,039)	(842)	(3,338)
Changes in working capital items in relation with investing activities	-	-	115	-	-
Investments in fixed assets	(7)	(12)	(2)	(4)	(15)
Proceeds from sale of investment property net of tax paid	1,363	982	133	596	1,164
Proceeds from sale of fixed assets	9	-	2	-	-
Grant of long-term loans	(104)	(58)	(4)	(11)	(61)
Collection of long-term loans	26	95	11	20	97
Short-term investments, net	(683)	(6)	(732)	(56)	(19)
Investment in financial assets	(71)	(349)	(15)	(161)	(529)
Proceeds from sale of financial assets and deposits withdrawal	489	307	319	3	360
Net cash used in investing activities	(2,189)	(3,548)	(1,207)	(2,769)	(4,437)

Cash flows from financing activities:
Issuance of shares net of issuance expenses	-	-	-	-	586
Repayment of loans granted for purchase of Company's shares	-	*-)	-	-	-
Exercise of share options into Company's shares	*-)	*-)	-	-	*-)
Capital issuance to non-controlling interests, net	1,319	2,274	765	1,484	2,284
Acquisition of non-controlling interests	(170)	(47)	(81)	(41)	(197)
Sale of shares to non-controlling interest net of tax paid	326	-	-	-	482
Dividend paid to equity holders of the Company	(227)	(164)	(69)	(82)	(328)
Dividend paid to non-controlling interests	(970)	(882)	(385)	(209)	(1,087)
Receipt of long-term loans	1,377	2,698	349	2,108	3,224
Repayment of long-term loans	(2,187)	(4,098)	(1,483)	(2,738)	(4,251)
Receipt (repayment) of long-term credit facilities from banks, net	(124)	(254)	49	(1,965)	482
Receipt (repayment) of Short-term credit from banks and others, net	(283)	336	(259)	246	428
Repayment and early redemption of debentures and convertible debentures	(1,847)	(1,797)	(480)	(197)	(2,582)
Issuance of debentures	3,131	5,624	2,310	3,197	5,624
Unwinding of hedging transactions	2	-	(43)	-	-
Net cash provided by financing activities	347	3,690	673	1,803	4,665

Exchange differences on balances of cash and cash equivalents	(52)	(245)	(59)	21	(267)

Increase (decrease) in cash and cash equivalents	(727)	1,067	(29)	(272)	1,475
Cash and cash equivalents at the beginning of the period	2,125	650	1,427	1,989	650
Cash and cash equivalents at the end of the period	1,398	1,717	1,398	1,717	2,125

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

51

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2016	2015	2016	2015	2015
		Unaudited				Audited
		NIS in millions
(a)	Initial consolidation of investment previously accounted for using the equity method:
	Working capital (excluding cash and cash equivalents):
	Current assets	-	(245)	-	-	(245)
	Current liabilities	-	360	-	-	360
		-	115	-	-	115

	Non-current assets	-	(13,375)	-	-	(13,375)
	Non-current liabilities	-	6,345	-	-	6,345
	Non-controlling interests	-	4,111	-	-	4,111
	Realization of capital reserves	-	452	-	-	452
	Realization of investment accounted for using the equity method	-	3,963	-	-	3,963
	Loss on revaluation of previous investment	-	(1,531)	-	-	(1,531)
	Gain from bargain purchase	-	1,065	-	-	1,065
	Increase in cash and cash equivalents	-	1,145	-	-	1,145

(b)	Acquisition of initially consolidated subsidiary:
	Working capital (excluding cash and cash equivalents):

	Current assets, net	-	(34)	-	(34)	(34)
	Non-current assets	-	(6,294)	-	(6,294)	(6,294)
	Non-current liabilities	-	4,758	-	4,758	4,758
	Non-controlling interests in initially consolidated subsidiary	-	139	-	139	139
	Goodwill generated in the acquisition	-	(802)	-	(802)	(802)
	Increase in cash and cash equivalents	-	(2,233)	-	(2,233)	(2,233)

(c)	Deconsolidation of previously consolidated subsidiary:
	Assets and liabilities of consolidated subsidiaries at date of sale:
	Working capital (excluding cash and cash equivalents):	(79)	-	-	-	-
	Non-current assets	82	-	-	-	-
	Non-current liabilities	(305)	-	-	-	-
	Non-controlling interests	(18)	-	-	-	-
	Gain from sale of previously consolidated subsidiaries	164	-	-	-	-
	Capital reserves	51	-	-	-	-
	Decrease in cash and cash equivalents:	(105)	-	-	-	-

(d)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	-	167	-	-	167
	Conversion, early redemption and interest payment of convertible debentures into subsidiary's shares	202	175	-	25	175

	Dividend payable to equity holders of the company	-	82	-	82	-

	Dividend payable to non-controlling interests	97	79	97	79	76

(e)	Additional information:
	Tax paid included under investing and financing activities	16	-	16	-	142

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

52

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of September 30, 2016 and for the nine months then ended (the "Reporting Period") and for the three months then ended (collectively: "Consolidated Interim Financial Statements"). These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 30, 2016 ("Annual Financial Statements").

b.	As of September 30, 2016 (the "Reporting Date"), the consolidated Company (the “Group”) has a working capital deficiency of New Israeli Shekels ("NIS") 1.9 billion. The Group has unused approved credit facilities in the amount of NIS 9.8 billion available for immediate drawdown. The Company's management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group's companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual financial statements.

53

GAZIT-GLOBE LTD.

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	Equity issuance by the Group

1.	In January 2016, Liberty International Holdings Limited ("LIH") converted its convertible units into 11.4 million EQY shares and sold EQY shares to the public through a public offering published by EQY in the United States. As a result of the conversion, the Group's interest in EQY decreased from 38.4% to 35.3% and the Group recognized an equity decrease during the first quarter of 2016 in the amount of NIS 51 million, which was carried to capital reserves.

2.	During January 2016, the company sold 6.5 million FCR shares to the public in Canada for a consideration of C$ 117 million (NIS 326 million). As a result of the sale, the Group's interest in FCR decreased from 42.2% to 39.3% and the Group recognized an equity increase during the first quarter of 2016 in the amount of NIS 31 million, which was carried to capital reserves.

3.	In May 2016, FCR entered into an agreement with a consortium of underwriters to raise equity by means of the sale of 4.7 million shares at a price of C$ 21.10 per share and in the total amount of C$ 100 million (NIS 291 million). As part of the agreement, FCR granted the underwriters an option to acquire up to 711 thousand additional shares at the offer price. This option was exercised in full, resulting in the total offering consideration amounting to C$ 115 million (NIS 342 million). Following the offering, the Company’s holding interest in FCR decreased to 37.7% and the Group recognized an increase in equity of NIS 29 million, which was carried to capital reserves.

In addition, in August 2016, FCR entered into an agreement with a consortium of underwriters to raise equity by means of the sale of 6.64 million shares at a price of C$ 22.6 per share and in the total amount of C$ 150 million (NIS 445 million). As part of the agreement, FCR has granted the underwriters an option to acquire up to 996 thousand additional shares at the offer price. This option was exercised in full, resulting in the total offering consideration amounting to C$ 173 million (NIS 509 million). FCR will use part of the offer proceeds to acquire a shopping center in Toronto. Following the offering, the Company’s holding interest in FCR decreased to 36.5% and the Group is expected to recognize an increase in equity of NIS 46 million, which will be carried to capital reserves.

4.	In August 2016, EQY announced that it had adopted an ongoing equity issuance plan, within the framework of which a public offering would be made of up to 8.5 million ordinary share (which will constitute, after the offering, 5.6% of EQY’s share capital). The plan replaces the previous plan from November, 2015. Moreover, on the same date, a wholly-owned subsidiary of the Company entered into an agreement with EQY granting the Company an option to acquire, in a private offering, up to 20% of the quantity of shares to be sold by EQY within the framework of the plan in any calendar quarter and, in any event, up to a quantity of 1,400 thousand EQY shares (constituting 16.47% of the total scope of the plan).

During the third quarter of 2016, EQY issued, within the framework of the aforesaid plan, 1.9 million shares for a total net consideration of U.S.$ 59 million (NIS 222 million). As a result of the issuance, the Group's interest in EQY decreased from 34.74% to 34.29% and the Group recognized an increase in equity of NIS 24 million, which was carried to capital reserves.

As of the date of the approval of the financial statements, the Company had not acquired any shares under the plan.

b.	Debt raising and redemption by the Group

1.	In February 2016, EQY early redeemed debentures in the amount of U.S.$ 101 million (NIS 394 million) that bear interest of 6.25% and whose original maturity date fell in January 2017. As a result of the early redemption EQY recognized a loss in the amount of U.S.$ 5.2 million (NIS 20 million) during the first quarter of 2016.

In addition, in July 2016, EQY early redeemed debentures in the amount of U.S.$ 117 million (NIS 450 million) that bear interest of 6.00% and whose original maturity date fell in September 2017. As a result of the early redemption, EQY recognized a loss from early redemption in the amount of U.S.$ 7.3 million (NIS 28 million) during the third quarter of 2016.

2.	During the first quarter of 2016, the Company repurchased debentures with a par value of NIS 70 million (Series A,B,C,F and I) through market trades for a consideration of NIS 78 million. The purchase had no material impact on the Company's financial statements. The debentures were cancelled and delisted.

3.	In March 2016, the Company, a company controlled by Mr. Ronen Ashkenazi, who owns 15.3% of the shares of Gazit Development (“Ashkenazi's Company”) and Gazit Development entered into an agreement pursuant to which Gazit Development has granted the Company an interest bearing perpetual capital note in an amount of NIS 375 million that bears interest at the rate of Prime plus2.5% (which is payable only on the date of a dividend distribution or upon liquidation). The capital note is convertible into shares of Gazit Development any time after the elapse of 24 months from the date of its issuance. In parallel, Gazit Development has repaid the balance of its debt to the Company in an amount of NIS 375 million, whose due date for repayment was due by December 31, 2016.

54

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

4.	In April 2016, FCR early redeemed convertible debenture (Series H and G) in an amount of C$ 121 million (NIS 352 million), the full redemption price and any accrued interest owing on each series of convertible debentures was satisfied by the issuance of common shares (50%) and in cash (50%). As a result of the conversion, the Company's interest in FCR decreased to 37.7% and the Group recognized, in the second quarter of 2016, an increase in equity in the amount of NIS 12 million, which was carried to capital reserves.

5.	In April 2016, EQY entered into an agreement for the private issuance of U.S.$ 200 million (NIS 753 million) of two series of unsecured debentures. The first series was issued in May 2016, in the amount of U.S.$ 100 million par value, which bears annual interest at a rate of 3.81% and, in August 2016, the second series was issued, in the amount of U.S.$ 100 million par value, which bears annual interest at a rate of 3.91%. Both series are due to be repaid in 2026.

6.	In the Reporting Period, FCR issued to the public in Canada C$ 300 million par value (NIS 882 million) of unsecured debentures (series T), by means of expanding a traded series. The debentures bear annual interest at a rate of 3.604% and are due for repayment in one installment on May 6, 2026.

7.	In August 2016, CTY issued to the public EUR 350 million par value (NIS 1.5 billion) of unsecured debentures, which bear annual interest at a rate of 1.25% and are due for repayment on September 8, 2026.

c.	Other events

1.	The Israeli corporate tax rate was 25% for 2013 and 26.5% for 2014 and 2015. On January 1, 2016, the Income Tax Ordinance (Amendment No. 216) (Corporate Tax Rate) Law, 2016 took effect, whereby the corporate tax rate starting from January 1, 2016 will be 25%. As a result of the reduced tax rate, in the first quarter of 2016, a subsidiary recognized tax income in the amount of NIS 16 million (the Company's share - NIS 14 million).

2.	In April 2016, the shareholders' agreement between the Company and Alony-Hetz, with respect to their holdings in FCR, was canceled.

3.	In October 2016, the Company, Gazit Development and a company owned by Mr. Ronen Ashkenazi, who owns 15.3% ("Ashkenazi's Company") entered into an agreement (based on accords that the parties reached in May 2016), whereby, inter alia, it has been agreed that the holdings of Ashkenazi's Company in Gazit Development will be acquired by the Company. In addition, it has been agreed that Gazit Development, directly and indirectly, will sell to Ashkenazi's Company its rights in two plots of land, an office building in Israel (for which Ashkenazi's Company will be entitled to receive partial funding from Gazit Development) and some of the shares of a subsidiary that owns real estate in Bulgaria (with the balance of the shares continuing to be indirectly owned by Gazit Development), these properties are not part of the Company’s core operations. Upon closing the transaction, the Company will own all the shares of Gazit Development. Moreover, in accordance with the accords between the parties, Mr. Ashkenazi has terminated his service as CEO of Gazit Development. The parties are working toward the closing of the transaction. As a result of the aforementioned acquisition agreement, the company is expected to recognize a decrease in equity in the amount of NIS 21 million, which will be carried to capital reserves.

4.	During the Reporting Period, a wholly-owned subsidiary of the Company acquired, through exchange trades and off-exchange trades, 9.8 million ATR shares for a consideration of EUR 38.2 million (NIS 163 million). As a result of these acquisitions, the Company’s interest in ATR increased to 57.47% and the Company recognized an increase in equity in the amount of NIS 57 million, which was carried to capital reserves.

55

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

5.	Further to that stated in Note 26d4 to the Annual Financial Statements regarding a motion filed by a shareholder of the Company against the Company and against Gazit Development with the Economic Affairs Department of the Tel Aviv District Court, for the disclosure and inspection of documents, as a preliminary proceeding prior to filing a derivative motion against those companies’ officers, in connection with their investments in Dori Group (currently: Amos Luzon Development and Energy Group Ltd.), in August 2016, the Court dismissed the aforesaid motion. The plaintiff filed a request with the Israeli Supreme Court to be granted permission to appeal the District Court's decision.

6.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit rating of all the outstanding series of debentures of the Company at a rating level of ‘ilAA-’, with a stable outlook.

d.	Discontinued operation

On January 13, 2016, the Company announced that Gazit Development’s Board of Directors had announced its decision to act to sell up to the entire amount of Gazit’s Development’s rights (held directly and indirectly) in Amos Luzon Development and Energy Group Ltd. (formerly – U. Dori Group Ltd.) ("Luzon Group") and, on January 14, 2016, Gazit’s Development’s entire interest (held directly and indirectly) in the shares of Luzon Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million.

As a result of the sale, with effect from the first quarter of 2016, the Company ceased to consolidate Luzon Group’s activities in its financial statements.

As a result of the sale of Luzon Group’s shares as referred to above, the Company, in its financial statements as of March 31, 2016, presented its investment in the aforesaid capital notes and loans of Luzon Group at their fair value in the amount of NIS 135 million. Accordingly, in the first quarter of 2016, the Group recognized a net loss from selling the shares, due to impairment of the capital notes and loans, including the realization of capital reserves on translation of foreign operations at the amount of NIS 230 million (the Company's share – NIS 195 million). In the financial statements as of September 30, 2016, the investment in the capital notes and the loans granted to Luzon Group are presented at fair value and at amortized cost, respectively, in a total amount of NIS 118 million (Company's share). The net loss from the sale of Luzon Group as stated is presented separately as a discontinued operation in the financial statements. The comparative data with respect to Luzon Group’s results are presented separately as a discontinued operation.

56

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

Below are the results of operations relating to discontinued operation*:

	Nine months ended September 30,	Three months ended September 30,	Year ended December 31,
	2015	2015	2015
	Unaudited		Audited
	NIS in millions

Revenues from sale of buildings, land and construction works performed	940	278	1,153
Cost of buildings sold, land and construction works performed	1,022	328	1,249
Gross loss	(82)	(50)	(96)
General and administrative expenses	(50)	(17)	(68)
Other expenses	(2)	-	(3)
Company’s share in earnings of equity-accounted investees, net	(1)	1	8
Operating loss	(135)	(67)	(159)
Finance expenses	(17)	(6)	(21)
Finance income	6	2	9
Taxes on income (tax benefit)	(4)	-	(17)
Loss from discontinued operation, net	(150)	(71)	(188)
Attribute to:	(69)	(43)	(98)
Equity holders of the Company	(81)	(28)	(90)
Non-controlling interest	(150)	(71)	(188)

Below is the net cash flows relating to discontinued operation and that provided by (used in) activities:

	Nine months ended September 30, 2015	Three months ended September 30, 2015	Year ended December 31, 2015
	Unaudited		Audited
	NIS in millions

Operating	(146)	(33)	(132)
Investing	34	(1)	46
Financing	(122)	(10)	(146)

*)	Results from the discontinued operation for the nine months and three months ended September 30, 2016, are immaterial since the activity was sold on January 14, 2016.

57

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2016		September 30, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	32,044	33,634	32,388	33,702	30,895	32,231
Convertible debentures	592	623	959	991	921	962
Interest bearing loans from banks and others	11,829	11,539	11,598	11,648	12,321	12,492

	44,465	45,796	44,945	46,341	44,137	45,685

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2015. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

58

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	On November 15, 2016, EQY, in which the Group holds a 34.3% interest, announced that it had entered into a merger agreement with Regency Centers Corporation (NYSE: REG), a Real Estate Investment Trust (REIT) pursuant to which EQY will be merged with and into REG, resulting in REG being the surviving company. Upon closing of the merger, EQY’s shareholders (including the Company) will receive, in lieu of their EQY shares, REG shares at an exchange ratio of 0.45 REG share for each EQY share, which reflects a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date of signing the mergers agreement. After closing of the transaction, the Company will hold 13.2% of the merged company and will be REG’s largest shareholder. In addition, on the date of closing, three additional directors will be appointed to REG’s board of directors: two independent directors on behalf of EQY and one director on behalf of the Company Mr. Chaim Katzman will serve as the initial director and the non-executive Vice Chairman of REG.

The merger transaction is contingent on the fulfillment of standard condition precedent, including approval of the shareholders of EQY and REG. The merger transaction is expected to close during the first quarter, 2017, or at the beginning of the second quarter, 2017.

With the closing of the merger transaction, the Company will deconsolidate EQY and is expected to recognize a gain (net of taxes) of NIS 1 billion (approximately NIS 5 per share). The REG shares that will be held by the Company will be presented in its financial statements as a financial instrument, in accordance with International Accounting Standard No. 39, Financial Instruments.

b.	During November 2016, the Company acquired 3.5 million CTY shares for a consideration of EUR 7.3 million (NIS 31 million). As a result of the acquisitions, the Company’s holdings in CTY increased from 43.49% to 43.88% and, in the fourth quarter of 2016, the Group is expected to recognize an increase in equity of NIS 7 million, which will be carried to its capital reserves.

c.	After the Reporting Period, a wholly-owned subsidiary of the Company acquired 7.7 million ATR shares for a consideration of EUR 28.8 million (NIS 122 million). As a result of these acquisitions, the Company’s interest in ATR increased from 57.47% to 59.52% and, in the fourth quarter of 2016, the Group is expected to recognize an increase in equity of NIS 46 million, which will be carried to its capital reserves.

d.	On November 22, 2016, the Midroog rating agency reaffirmed the credit of all of the outstanding series of debentures of the Company at the rating level of 'ilAa3', with a stable outlook.

e.	On November 22, 2016, the Company declared a dividend in the amount of NIS 0.35 per share (totaling NIS 68.4 million), payable on December 13, 2016 to the shareholders of the Company as of the record date of December 6, 2016.

59

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8. In light of the classification of Luzon Group's results of operations under the item “Loss from discontinued operations”, Luzon Group has ceased to be presented as a reportable segment – "Initiation and performance of construction works". The comparative data have been adjusted retrospectively.

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2016

Segment revenues	1,079	1,464	1,169	823	248	(209)	4,574

Segment net operating rental income	802	918	823	580	184	(120)	3,187
Segment operating profit	409	867	768	466	141	1,192	3,843

Finance expenses, net							(1,399)

Income before taxes on income							2,444

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the Nine months ended September 30, 2015

Segment revenues	1,049	1,523	1,026	903	265	(178)	4,588

Segment net operating rental income	773	953	712	630	195	(126)	3,137
Segment operating profit	419	854	570	517	115	99	2,574

Finance expenses, net							(692)

Income before taxes on income							1,882

60

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ended September 30, 2016

Segment revenues	357	490	380	266	89	(70)	1,512

Segment net operating rental income	265	314	273	186	63	(40)	1,061

Segment operating profit	141	289	248	138	47	315	1,178

Finance expenses, net							(192)

Income before taxes on income							986

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments (**)	Total
	Unaudited
	NIS in millions
For the three months ended September 30, 2015

Segments of revenue	348	475	412	288	83	(59)	1,547

Segment net operating rental income	254	304	288	203	59	(42)	1,066

Segment operating profit	130	240	191	171	5	42	779

Finance expenses, net							(519)

Income before taxes on income							260

61

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2015

Segment revenues	1,400	2,001	1,421	1,192	344	(208)	6,150

Segment net operating rental income	1,036	1,254	989	834	250	(179)	4,184

Segment operating profit	559	1,134	754	632	163	397	3,639

Finance expenses, net							(979)

Income before taxes on income							2,660

Segment asset

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in Northern Europe	Shopping centers in Central-Eastern Europe	Other segments	Consolidation adjustments (*)	Total
	Unaudited
	NIS in millions

September 30, 2016	11,900	25,577	22,173	12,608	4,896	7,956	85,110

September 30, 2015	12,014	23,925	21,461	13,479	4,468	9,689	85,036

December 31, 2015
(Audited)	12,253	23,179	21,679	12,892	4,454	9,779	84,236

(*)	Consolidation adjustments as of September 30, 2015 and December 31, 2015 include assets of the discontinued operation.

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GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements

Attributable to the Company

As of September 30, 2016

63

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. ("the Company") as of September 30, 2016 and for the periods of nine and three months then ended. The Company's Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for these interim periods, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,809 million as of September 30, 2016, and for which the Company's share of its earnings amounted to NIS 208 million and NIS 61 million in the periods of nine and three months then ended, respectively. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 22, 2016	A Member of Ernst & Young Global

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GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group's condensed consolidated interim financial statements as of September 30, 2016 published as part of the interim reports ("consolidated financial statements") attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	71	99	661
Current maturities of long-term loans to subsidiaries	17	48	187
Financial derivatives	83	126	45
Other accounts receivable	2	2	3
Preferred shares of subsidiary	-	-	329

Total current assets	173	275	1,225

NON-CURRENT ASSETS

Financial derivatives	453	628	680
Loans to subsidiaries	5,654	6,356	5,610
Investments in subsidiaries	14,739	13,828	13,593
Fixed assets, net	1	4	3

Total non-current assets	20,847	20,816	19,886

Total assets	21,020	21,091	21,111

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of non-current liabilities	818	972	977
Short-term loans from subsidiaries	388	-	-
Financial derivatives	30	84	20
Trade payables	2	4	3
Other accounts payable	137	162	165
Current taxes payable	43	40	43
Dividend payable	-	82	-

Total current liabilities	1,418	1,344	1,208

NON-CURRENT LIABILITIES

Loans from banks and others	1,321	1,238	1,396
Debentures	10,442	11,386	10,994
Deferred taxes	2	-	1

Total non-current liabilities	11,765	12,624	12,391

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,991	4,413	4,983
Reserves	(2,583)	(2,605)	(2,927)
Retained earnings	5,180	5,083	5,207

Total equity	7,837	7,123	7,512

Total liabilities and equity	21,020	21,091	21,111

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

November 22, 2016
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Rachel Lavine CEO and Director	Adi Jemini CFO

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GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Management fees from related companies	3	2	1	1	2
Finance income from subsidiaries	155	184	51	62	229
Other finance income	2	613	241	-	721

Total income	160	799	293	63	952

General and administrative expenses	47	33	17	17	53
Finance expenses	636	430	175	210	536
Other expenses	3	407	-	-	407

Total expenses	686	870	192	227	996

Income (loss) before income from subsidiaries, net	(526)	(71)	101	(164)	(44)

Income from subsidiaries, net	736	482	283	53	646

Income (loss) before taxes on income	210	411	384	(111)	602

Taxes on income (tax benefit)	10	(3)	3	(19)	(18)

Net income (loss) attributable to the Company	200	414	381	(92)	620

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions

Net income (loss) attributable to the Company	200	414	381	(92)	620

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	(168)	63	(18)	125	9
Loss on available for sale securities	-	(21)	(1)	-	(21)
Realization of capital reserve from foreign currency exchange differences	-	407	-	-	407
Other comprehensive income (loss) attributable to the Company	(168)	449	(19)	125	395

Other comprehensive income (loss) attributable to subsidiaries (net of tax effect)	365	(1,546)	(414)	(265)	(1,916)

Total other comprehensive income (loss) attributable to the Company	197	(1,097)	(433)	(140)	(1,521)

Total comprehensive income (loss) attributable to the Company	397	(683)	(52)	(232)	(901)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributable to the Company	200	414	381	(92)	620

Adjustments required to present cash flows from operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation expenses	2	2	1	1	2
Finance expense (income), net	479	(367)	(117)	148	(414)
Income from subsidiaries, net	(736)	(482)	(283)	(53)	(646)
Loss on realization of capital reserve from foreign currency exchange differences	-	407	-	-	407
Cost of share-based payment	5	4	1	2	3
Taxes on income (tax benefit)	10	(3)	3	(19)	(18)

	(240)	(439)	(395)	79	(666)
Changes in assets and liabilities of the Company:

Decrease in other accounts receivable	1	1	4	3	-
Increase (decrease) in trade payables and other accounts payable	(13)	(36)	9	7	(26)

	(12)	(35)	13	10	(26)
Cash paid and received during the year by the Company for:

Interest paid	(502)	(468)	(119)	(118)	(649)
Interest received from subsidiaries	126	175	57	69	217
Taxes paid	(12)	(10)	(2)	(1)	(11)
Dividend received	-	2	-	-	3
Dividend received from subsidiary	185	164	61	-	164
	(203)	(137)	(3)	(50)	(276)

Net cash used in operating activities of the Company	(255)	(197)	(4)	(53)	(348)

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions
Cash flows from investing activities of the Company

Investments in fixed assets	(1)	-	(1)	-	*-)
Proceeds from sale of fixed assets	*-)	-	-	-	*-)
Investments in subsidiaries	(113)	(1,966)	(1)	(1,266)	(2,215)
Redemption of preferred shares of subsidiary	361	214	-	137	271
Loans repaid by (granted to) subsidiaries, net	515	(325)	151	661	154
Investment in marketable securities	(18)	-	-	-	-
Proceeds from sale of marketable securities	20	182	20	-	182

Net cash provided by (used in) investing activities of the Company	764	(1,895)	169	(468)	(1,608)

Cash flows from financing activities of the Company:

Issuance of shares less issuance expenses	-	-	-	-	586
Exercise of share options into shares	*-)	*-)	-	-	*-)
Repayment of loans for purchase of Company's shares	-	*-)	-	-	*-)
Dividend paid to equity holders of the Company	(227)	(164)	(69)	(82)	(328)
Issuance of debentures less issuance expenses	-	2,183	-	721	2,183
Repayment and early redemption of debentures	(684)	(639)	(9)	(9)	(969)
Receipt (repayment) of long-term credit facilities from banks, net	(163)	767	(30)	(359)	1,102
Unwinding of hedging transactions	2	-	(43)	-	-

Net cash provided by (used in) financing activities of the Company	(1,072)	2,147	(151)	271	2,574

Exchange differences on balance of cash and cash equivalents	(27)	(1)	(7)	4	(2)

Increase (decrease) in cash and cash equivalents	(590)	54	7	(246)	616

Cash and cash equivalents at the beginning of period	661	45	64	345	45

Cash and cash equivalents at the end of period	71	99	71	99	661

Significant non-cash activities of the Company:

Exchange of loans granted to subsidiaries for issuance of capital note	375	-	-	-	-

Dividend payable to equity holders of the Company	-	82	-	82	-

*) Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of September 30, 2016 and for the nine and three-month period then ended has been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2015 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 30, 2016 and with the financial information in the interim condensed consolidated financial statements as of as of September 30, 2016.

b.	As of September 30, 2016 (the "Reporting Date"), the Company has a working capital deficiency of NIS 1.2 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.0 billion available for immediate drawdown. The Company's management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	In the first quarter of 2016, CTY declared a quarterly dividend amounting to EUR 33 million. The Company's share of this dividend, paid in March 2016, amounted to NIS 62 million. In addition, CTY announced that as of 2016, dividends would be distributed by the Company quarterly instead of annually.

On June 20, 2016, CTY declared a quarterly dividend amounting to EUR 33 million. The Company's share of this dividend, paid on June 30, 2016, amounted to NIS 62 million.

On September 21, 2016, CTY declared a quarterly dividend amounting to EUR 34 million. The Company's share of this dividend, paid on September 30, 2016, amounted to NIS 61 million.

2.	For information regarding the repurchase of debentures by the Company on the stock exchange, refer to Note 3b2 to the consolidated interim financial statements.

3.	For information regarding a change in the corporate tax rate in Israel, refer to Note 3c1 to the consolidated interim financial statements.

4.	For details regarding Gazit Development’s issuance of a capital note to the Company in the amount of NIS 375 million, refer to note 3b3 to the consolidated interim financial statements.

5.	For details regarding an agreement for the acquisition of the interest in Gazit Development owned by Mr. Ronen Ashkenazi refer to Note 3c3 to the consolidated interim financial statements.

6.	For details regarding a Motion for the Disclosure and Inspection of Documents, as a preliminary proceeding prior to filing a derivative action, refer to Note 3c5 to the financial statements.

7.	On August 3, 2016, the S&P Maalot rating agency reaffirmed the credit of all of the outstanding series of debentures of the Company at the rating level of 'ilAA-', with a stable outlook.

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GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	September 30, 2016		September 30, 2015		December 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	11,248	11,851	12,358	12,991	11,959	12,649
Loans from banks and others	1,333	1,347	1,238	1,252	1,408	1,414

	12,581	13,198	13,596	14,243	13,367	14,063

4.2	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2015. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

1.	For details regarding the merger agreement EQY entered into with Regency Centers Corporation and the effect of the merger on the Company’s financial statements, refer to Note 5a to the consolidated interim financial statements.

2.	For details regarding purchase of 3.5 million CTY’s shares in consideration for EUR 7.3 million (NIS 31 million) in the stock market, refer to Note 5b to the consolidated interim financial statements.

3.	On November 22, 2016, the Midroog rating agency reaffirmed the credit of all of the outstanding series of debentures of the Company at the rating level of 'ilAa3', with a stable outlook.

f.	Dividend declared

On November 22, 2016, the Company declared a dividend in the amount of NIS 0.35 per share (totaling NIS 68.4 million), payable on December 13, 2016 to the shareholders of the Company on December 6, 2016.

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the
Financial Reporting and the Disclosure
In accordance with Israeli Securities’ Regulation 38C(a)

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of Internal Control over Financial Reporting and the Disclosure in accordance with Israeli Securities Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1. Rachel Lavine, Chief Executive Officer;

2. Adi Jemini, Chief Financial Officer;

3. Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the Chief Executive Officer and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended June 30, 2016 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Other than as stated below with regard to ATR and Sektor, through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

In light of that stated above and below, as of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Acquisition of Atrium European Real Estate Limited (“ATR”):

During the first quarter of 2015, the Corporation acquired additional ATR shares and became the sole controlling shareholder of ATR. For details regarding the acquisition, refer to Note 9c2 to the consolidated financial statements for 2015. This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to ATR, since the gaining of control over ATR and the initial consolidation of ATR took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of ATR.

ATR’s total assets and its total revenues included in the consolidated financial statements as of and for the nine months ended September 30, 2016 amounted to NIS 13.3 billion and NIS 0.8 billion, respectively, which constitute 15.7% and 18.0%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. In view of the materiality of the amounts of ATR’s total assets and total revenues for the Corporation, in conjunction with the fact that ATR operates in several countries in Central and Eastern Europe, by means of local management teams in most of the regions in which it operates, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control over financial reporting of ATR, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management has been acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that ATR’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

In the Corporation’s opinion, in light of ATR operating as an independently-managed business unit, the acquisition of ATR is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

Through the date of the report, the Corporation’s management has held meetings with ATR’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged local consultants in the regions in which ATR operates to assist the Corporation and ATR’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of ATR’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was completed to determine the scoping of ATR’s business units, the business processes, information systems and the relevant line items in ATR’s consolidated financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage, a risk assessment was undertaken, with respect to the design and implementation of internal control over financial reporting, while validating the control design and implementation; the company is in the third stage, which includes examining the effectiveness of internal control and deficiencies required for remediation; the fourth stage will include an interim evaluation of the effectiveness of internal control, remediation of deficiencies, and a re-examination of the effectiveness of the internal control and reporting.

Acquisition of Sektor Gruppen AS (“Sektor”):

During the third quarter of 2015, the Corporation’s subsidiary CTY acquired 100% of Sektor’s share capital and, as a result, CTY and the Corporation now consolidate Sektor in their financial statements. For details regarding the acquisition, refer to Note 9f7 to the consolidated financial statements for 2015. This Report regarding Effectiveness of Internal Control over Financial Reporting does not include an evaluation of the effectiveness of internal control over financial reporting with respect to Sektor, since the gaining of control over Sektor and the initial consolidation of Sektor took place during 2015, and through the date of the report, the Corporation has not yet concluded the assessment of internal control over financial reporting of Sektor.

Sektor’s total assets and its total revenues included in the consolidated financial statements as of and for the nine months ended September 30, 2016 amounted to NIS 7.2 billion and NIS 0.36 billion, respectively, which constitute 8.5% and 7.9%, respectively, of the consolidated assets and the consolidated revenues of the Corporation. Since Sektor operates in Norway, which constitute a new business and geographic unit of the Group, a significant preparation period is required in order to implement the compliance and reporting requirements applying to the Corporation in connection with the effectiveness of the internal control of Sektor, as is permitted pursuant to the position paper of the Israel Securities Authority from July 2010. Accordingly, starting from the acquisition date, the Corporation’s management through CTY, has been acting to extend the reporting regarding effectiveness of the Corporation’s internal control over financial reporting, so that Sektor’s internal control over financial reporting will also be covered by the Annual Report regarding Internal Control as of December 31, 2016.

In the Corporation’s opinion, in light of Sektor operating as an independent business and geographic unit, the acquisition of Sektor is not expected to have a material effect on the internal control over financial reporting in other business units of the Corporation.

Through the date of the report, the Corporation’s management, through CTY, has made an assessment for including Sektor within the framework of the Report regarding Effectiveness of Internal Control, has held meetings with Sektor’s management for presenting the relevant compliance and reporting requirements applying to the Corporation, and has engaged consultants to assist the Corporation and CTY’s management in implementing the statutory requirements applying to the Corporation relating to the evaluation of the effectiveness of Sektor’s internal control over financial reporting, according to the following milestones:

In the first stage, a planning memorandum was prepared, for determining the scoping of Sektor’s business processes, information systems and the relevant line items in Sektor’s financial statements, taking into consideration their level of materiality and mapping their inherent risks; in the second stage, a risk assessment was performed, with respect to the design and implementation of internal control over financial reporting, which is being followed by validation and implementation of the control design; the company is in the third stage, which includes examining the effectiveness of internal control and deficiencies required for remediation; the fourth stage will include an interim evaluation of the effectiveness of internal control, remediation of deficiencies, and a re-examination of the effectiveness of the internal control and reporting.

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the CEO in accordance with Israeli Securities Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the CEO

I, Rachel Lavine, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the third quarter of 2016 (the “Statements");

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 22, 2016
Rachel Lavine, CEO

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Adi Jemini, declare that:

(1)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the "Corporation") for the third quarter of 2016 (the "Statements" or the "Statements for the Interim Period");

(2)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the CEO is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, with respect to the Statements for the Interim Period and any other financial information included therein, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

November 22, 2016
Adi Jemini, CFO

 78